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Overview	Characteristics	Risks	Manager Biographies	• Prospectus

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Objectives	• The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

•   The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	January 4, 1965
Total Net Assets (as of 3/31/2009)	$27.1 billion
Expense Ratio (2008)	0.52%
Portfolio Turnover Rate (2008)	31%
Ticker Symbol	DODGX
CUSIP	256219106
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home	Contact Us	Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
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Password

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund

RELATED DOCUMENTS

Overview	Characteristics	Risks	Manager Biographies	• Prospectus

- Account Application

• IRA Plan

- IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

STANDARDIZED RETURNS

as of March 31, 2009 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	-45.20%	-18.36%	-6.59%	2.60%	9.09%
S&P 500 Index	-38.08%	-13.05%	-4.77%	-2.99%	7.43%

FUND CHARACTERISTICS

as of March 31, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$62.90
Total Net Assets (billions)	$27.1
Expense Ratio (2008)	0.52%
Portfolio Turnover Rate (2008)	31%
30-Day SEC Yield(a)	2.80%
Fund Inception	1965

PORTFOLIO CHARACTERISTICS	Fund	S&P 500
Number of Stocks	78	500
Median Market Capitalization (billions)	$10	$6
Weighted Average Market Cap. (billions)	$43	$68
Price-to-Earnings Ratio(b)	10.1x	16.3x
Foreign Stocks (%)(c)	18.1%	0.0%

TEN LARGEST HOLDINGS (%)(d)	Fund
Hewlett-Packard Co.	5.1
Comcast Corp.	4.8
Schlumberger, Ltd.	3.7
Novartis AG (Switzerland)	3.6
Amgen, Inc.	3.4
GlaxoSmithKline PLC (United Kingdom)	3.2
Wellpoint, Inc.	3.2
Occidental Petroleum Corp.	2.9
Time Warner, Inc.	2.5
Cardinal Health, Inc.	2.5

ASSET ALLOCATION

SECTOR DIVERSIFICATION (%)	Fund	S&P 500
Health Care	27.2	15.3
Information Technology	19.8	18.0
Consumer Discretionary	19.1	8.8
Energy	11.2	13.0
Financials	7.6	10.8
Industrials	6.2	9.7
Consumer Staples	2.7	12.8
Telecommunication Services	1.9	4.0
Materials	1.5	3.3
Utilities	0.0	4.3

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a widely recognized unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

•   The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow, and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise, and the reputation, experience, and competence of a company’s management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION
Net Asset Value Per Share	$62.90
Total Net Assets (billions)	$27.1
2008 Expense Ratio	0.52%
2008 Portfolio Turnover Rate	31%
30-Day SEC Yield(a)	2.80%
Fund Inception	1965
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years.

PORTFOLIO CHARACTERISTICS	Fund	S&P 500
Number of Stocks	78	500
Median Market Capitalization (billions)	$10	$6
Weighted Average Market Capitalization (billions)	$43	$68
Price-to-Earnings Ratio(b)	10.1x	16.3x
Foreign Stocks(c)	18.1%	0.0%

TEN LARGEST HOLDINGS (d)	Fund
Hewlett-Packard Co.	5.1%
Comcast Corp.	4.8
Schlumberger, Ltd.	3.7
Novartis AG (Switzerland)	3.6
Amgen, Inc.	3.4
GlaxoSmithKline PLC (United Kingdom)	3.2
WellPoint, Inc.	3.2
Occidental Petroleum Corp.	2.9
Time Warner, Inc.	2.5
Cardinal Health, Inc.	2.5

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	S&P 500
Health Care	27.2%	15.3%
Information Technology	19.8	18.0
Consumer Discretionary	19.1	8.8
Energy	11.2	13.0
Financials	7.6	10.8
Industrials	6.2	9.7
Consumer Staples	2.7	12.8
Telecommunication Services	1.9	4.0
Materials	1.5	3.3
Utilities	0.0	4.3

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

Average Annual Total Return*

For periods ended March 31, 2009	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	-45.20%	-18.36%	-6.59%	2.60%	9.09%
S&P 500 Index	-38.08%	-13.05%	-4.77%	-2.99%	7.43%

The Dodge & Cox Stock Fund had a total return of negative 14.9% for the first quarter of 2009, compared to a total return of negative 11.0% for the Standard & Poor’s 500 Index (S&P 500). At quarter end, the Fund had net assets of $27.1 billion with a cash position of 2.8%.

FIRST QUARTER PERFORMANCE REVIEW

Equity markets remained under intense pressure during the first quarter of 2009, although they finished with a strong rally in March. The financial crisis that erupted in 2008 has continued to spread to the broad economy, and not just in the U.S., but globally as well. With unemployment still rising, output falling, and demand weak across many industries, the short-term outlook for the global economy is murky at best.

The Fund lagged the S&P 500 by 3.9 percentage points during the first quarter.

KEY DETRACTORS FROM RELATIVE RESULTS

•

The Fund’s Information Technology holdings (down 8% versus up 4% for the S&P 500 sector) detracted from results, in the sole sector of the market with a positive return this quarter. For instance, holdings in Xerox (down 42%) and Tyco Electronics (down 31%) lagged, while several mega-cap stocks not held in the Fund generated strong returns.

•	The Fund’s Financials holdings (down 45% versus down 28% for the S&P 500 sector) performed poorly. Capital One (down 61%) and Wells Fargo (down 51%) were notable detractors.

•

Holdings in the Health Care sector (down 12% versus down 8% for the S&P 500 sector), combined with a higher average portfolio weighting in the sector (29% versus 16%), hurt results. Novartis and UnitedHealth (both down 21%) were notable detractors.

•	Individual detractors included Dow Chemical (down 43%), General Electric (down 36%), and FedEx (down 30%).

KEY CONTRIBUTORS TO RELATIVE RESULTS

•	Relative returns from holdings in the Energy sector (down 7% versus down 11% for the S&P 500 sector) contributed, including Schlumberger (down 4%).

•	Returns from Consumer Staples holdings (down 5% versus down 11% for the S&P 500 sector) were beneficial. Walgreen was up 6%.

•

Individual contributors to relative results included Sprint Nextel (up 95%), CarMax (up 58%), and Wyeth (up 16% after agreeing to be acquired by Pfizer). Several Information Technology holdings were also strong, including Sun Microsystems (up 92%), BMC Software (up 23%), and Maxim Integrated Products (up 18%).

INVESTMENT STRATEGY

The first quarter of 2009 was again challenging for equity markets. Many investors have understandably been re-evaluating their appetite for risk in such an uncertain environment. Although it is always tempting in the midst of a business downturn to head for the safety of cash or other investments perceived to be less risky, we believe it is critical as equity investors to maintain a long-term perspective. Credit and business cycles invariably run their course and financial markets usually anticipate the eventual recovery well in advance of improving economic conditions.

While it is clear that we are in the midst of a deep domestic recession (by most measures the worst since 1982), it is not a repeat of the Great Depression of the 1930s. The trillions of dollars of monetary and fiscal stimulus being created through various government programs to address the financial crisis is a truly monumental effort just starting to bear fruit.

Dodge & Cox is committed to maintaining our bottom-up, fundamental research–driven approach to investing. However, in these times, we also recognize the importance of monitoring the challenges in the broad economy in order to assess whether the Fund’s holdings can survive a continued downturn. The Fund is well diversified—holding 78 companies, the large majority of which are in strong financial condition.

At the same time, the Fund continues to hold certain companies that are currently in turnaround/distress mode and are addressing significant operational problems or other challenges. Investing a portion of the Fund in companies under pressure has been a hallmark of our approach for many decades—and has added value for Fund shareholders over the long term. This strategy requires a tremendous amount of due diligence, conviction, and often persistence. As the economy and financial markets eventually begin to recover, and as these companies’ management teams work diligently to address their problems, we believe these companies have the potential to become rewarding long-term holdings.

CONCLUSION

While we are disappointed by the Fund’s recent results, our experienced investment team is working hard to take advantage of the attractive opportunities being created during this period of economic stress and volatility. Although it is impossible to predict the short-term direction of stock prices, our experience has taught us that persistence in the face of significant market dislocations can be rewarding for patient investors with long-term investment horizons.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s First Quarter Report, which will be available in May. April 2009

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

03/09 SF FS

Dodge Cox Stock Fund (145)

Portfolio Holdings as of March 31, 2009

The following portfolio data for the Dodge & Cox Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	26,882,488	103,228,754
American International Group, Inc.	United States	8,062,654	8,062,654
Amgen, Inc.	United States	18,369,900	909,677,448
Autodesk, Inc.	United States	1,878,700	31,580,947
Baker Hughes, Inc.	United States	15,061,494	430,005,654
BB&T Corp.	United States	2,245,898	38,000,594
BMC Software, Inc.	United States	8,556,040	282,349,320
Boston Scientific Corp.	United States	46,292,300	368,023,785
Cadence Design Systems, Inc.	United States	23,293,600	97,833,120
Capital One Financial Corp.	United States	26,304,011	321,961,095
Cardinal Health, Inc.	United States	21,280,050	669,895,974
CarMax, Inc.	United States	11,812,400	146,946,256
Cemex SAB de CV ADR	Mexico	13,132,572	82,078,575
Chevron Corp.	United States	8,834,717	594,046,371
Citigroup, Inc.	United States	50,108,800	126,775,264
Citrix Systems, Inc.	United States	12,433,422	281,492,674
Comcast Corp., Class A	United States	94,412,832	1,287,791,028
Computer Sciences Corp.	United States	12,462,172	459,106,417
Compuware Corp.	United States	22,096,012	145,612,719
Covidien, Ltd.	United States	5,628,750	187,099,650
Credit Suisse Group AG ADR	Switzerland	4,205,300	128,219,597
DISH Network Corp., Class A	United States	6,045,670	67,167,394
Domtar Corp.	United States	16,447,023	15,624,672
Dow Chemical Co.	United States	29,260,445	246,665,551
Eaton Corp.	United States	3,358,102	123,779,640
EBay, Inc.	United States	26,587,400	333,937,744
FedEx Corp.	United States	11,147,400	495,947,826
General Electric Co.	United States	61,227,575	619,010,783
Genuine Parts Co.	United States	2,643,927	78,947,660
Genworth Financial, Inc., Class A	United States	6,909,800	13,128,620
GlaxoSmithKline PLC ADR	United Kingdom	27,838,300	864,935,981
Health Management Associates, Inc.	United States	15,334,500	39,563,010
Hewlett-Packard Co.	United States	43,075,608	1,381,003,992
Hitachi, Ltd. ADR	Japan	7,409,800	203,399,010
Home Depot, Inc.	United States	23,116,700	544,629,452
HSBC Holdings PLC ADR	United Kingdom	6,058,033	170,957,691
Interpublic Group of Companies, Inc.	United States	20,429,193	84,168,275
Koninklijke Philips Electronics NV	Netherlands	2,509,100	37,310,317
Kyocera Corp. ADR	Japan	2,452,084	164,191,545
Legg Mason, Inc.	United States	4,358,600	69,301,740
Liberty Entertainment, Series A	United States	3,648,160	72,780,792
Liberty Global, Inc., Series A	United States	763,410	11,115,250
Liberty Global, Inc., Series C	United States	1,301,753	18,393,770
Liberty Interactive, Series A	United States	36,160,600	104,865,740
Loews Corp.	United States	3,910,100	86,413,210
Macy’s, Inc.	United States	11,093,094	98,728,537
Maxim Integrated Products, Inc.	United States	24,360,200	321,798,242
Merck & Co., Inc.	United States	10,500,000	280,875,000
Molex, Inc.	United States	2,550,100	35,038,374
Molex, Inc., Class A	United States	8,727,930	110,321,035
Motorola, Inc.	United States	155,139,211	656,238,863
News Corp., Class A	United States	95,752,326	633,880,398
Novartis AG ADR	Switzerland	26,078,700	986,557,221
Occidental Petroleum Corp.	United States	13,933,400	775,393,710

Dodge Cox Stock Fund (145)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Panasonic Corp. ADR	Japan	35,999,660	397,076,250
Pfizer, Inc.	United States	30,824,404	419,828,383
Pitney Bowes, Inc.	United States	10,291,750	240,312,363
Royal Dutch Shell PLC ADR	United Kingdom	5,317,864	231,912,049
Sanofi-Aventis ADR	France	22,396,600	625,537,038
Schlumberger, Ltd.	United States	24,574,712	998,224,801
SLM Corp.	United States	26,195,782	129,669,121
Sony Corp. ADR	Japan	29,458,250	607,723,697
Sprint Nextel Corp.	United States	139,849,239	499,261,783
Sun Microsystems, Inc.	United States	11,916,019	87,225,259
Synopsys, Inc.	United States	6,825,369	141,489,899
Telefonaktiebologet LM Ericsson ADR	Sweden	19,778,200	160,005,638
The Sherwin-Williams Co.	United States	1,776,365	92,317,689
The Travelers Companies, Inc.	United States	6,514,650	264,755,376
Time Warner Cable, Inc.	United States	10,302,042	255,490,647
Time Warner, Inc.	United States	35,239,800	680,128,140
Tyco Electronics, Ltd.	United States	20,299,925	224,111,172
Tyco International, Ltd.	Switzerland	8,631,425	168,830,673
UnitedHealth Group, Inc.	United States	25,800,200	539,998,186
Vulcan Materials Co.	United States	1,655,048	73,302,076
Walgreen Co.	United States	5,014,375	130,173,175
Wal-Mart Stores, Inc.	United States	11,596,350	604,169,835
WellPoint, Inc.	United States	22,565,654	856,817,882
Wells Fargo & Co.	United States	41,872,250	596,260,840
Wyeth	United States	14,868,600	639,944,544
Xerox Corp.	United States	57,778,300	262,891,265
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	567,329,000	567,329,000	0.14	4/1/09
SSgA Prime Money Market Fund	United States	80,525,264	80,525,264

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Plan
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

Objectives	•	The Fund seeks long-term growth of principal and income.

Strategy	•	The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	May 1, 2008
Total Net Assets (as of 3/31/2009)	$389 million
Expense Ratio (5/1/08 - 12/31/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 - 12/31/08, unannualized)	10%
Ticker Symbol	DODWX
Fund Number	1049
CUSIP	256206202
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Plan
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

STANDARDIZED RETURNS

as of March 31, 2009 (updated quarterly)

	1 Year		3 Years		5 Years		10 Years		20 Years
Global Stock Fund	NA	†	NA	†	NA	†	NA	†	NA	†
MSCI World Index	NA	†	NA	†	NA	†	NA	†	NA	†

FUND CHARACTERISTICS

as of March 31, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$4.54
Total Net Assets (millions)	$389
Expense Ratio (5/1/08 to 12/31/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 12/31/08, unannualized)	10%
30-Day SEC Yield(a)	2.90%
Fund Inception Date	5/1/08

PORTFOLIO CHARACTERISTICS	Fund		MSCI World
Number of Stocks	89		1,679
Median Market Capitalization (billions)	$14		$4
Weighted Average Market Cap. (billions)	$34		$50
Price-to-Earnings Ratio(b)	9.5	x	11.8	x
Countries Represented	22		23
Emerging Markets	13.7%		0.0%

TEN LARGEST HOLDINGS (%)(c)	Fund
Schlumberger, Ltd. (United States )	3.0
Hewlett-Packard Co. (United States)	2.9
Novartis AG (Switzerland)	2.5
Credit Suisse Group AG (Switzerland)	2.3
Schneider Electric SA (France)	2.1
Comcast Corp. (United States)	1.9
Wyeth (United States )	1.9
Naspers, Ltd. (South Africa)	1.9
GlaxoSmithKline PLC (United Kingdom)	1.9
Amgen, Inc. (United States)	1.8

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	Fund	MSCI World
United States	40.4	50.1
Europe (excluding U.K.)	32.0	20.3
United Kingdom	7.3	9.4
Japan	5.9	11.1
Latin America	4.7	0.0
Pacific (excluding Japan)	3.8	4.8
Africa	3.0	0.0
Canada	0.0	4.3

SECTOR DIVERSIFICATION (%)	Fund	MSCI World
Financials	16.9	16.7
Health Care	15.4	11.8
Consumer Discretionary	14.9	9.3
Information Technology	14.3	11.7
Energy	11.9	12.1
Industrials	8.9	10.1
Materials	8.4	6.5
Telecommunication Services	4.1	5.2
Consumer Staples	2.3	11.2
Utilities	0.0	5.4

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI World Index is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Global Stock Fund’s inception date was May 1, 2008. The total return since the Fund’s inception through March 31, 2009 (0.92 years) was -54.27%. The MSCI World Index’s total return was -45.45% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	•	The Fund seeks long-term growth of principal and income.

Strategy	•	The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well-established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

GENERAL INFORMATION
Net Asset Value Per Share	$4.54
Total Net Assets (millions)	$389
Expense Ratio (5/1/08 to 12/31/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 12/31/08, unannualized)	10%
30-Day SEC Yield(a)	2.90%
Fund Inception Date	May 1, 2008

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee, whose six members’ average tenure at Dodge & Cox is 18 years.

PORTFOLIO CHARACTERISTICS	Fund		MSCI World
Number of Stocks	89		1,679
Median Market Capitalization (billions)	$14		$4
Weighted Average Market Capitalization (billions)	$34		$50
Price-to-Earnings Ratio(b)	9.5	x	11.8	x
Countries Represented	22		23
Emerging Markets (Brazil, India, Indonesia, Mexico, Russia, South Africa, Thailand, Turkey)	13.7%		0.0%

TEN LARGEST HOLDINGS (c)	Fund
Schlumberger, Ltd. (United States)	3.0%
Hewlett-Packard Co. (United States)	2.9
Novartis AG (Switzerland)	2.5
Credit Suisse Group AG (Switzerland)	2.3
Schneider Electric SA (France)	2.1
Comcast Corp. (United States)	1.9
Wyeth (United States)	1.9
Naspers, Ltd. (South Africa)	1.9
GlaxoSmithKline PLC (United Kingdom)	1.9
Amgen, Inc. (United States)	1.8

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund	MSCI World
United States	40.4%	50.1%
Europe (excluding United Kingdom)	32.0	20.3
United Kingdom	7.3	9.4
Japan	5.9	11.1
Latin America	4.7	0.0
Pacific (excluding Japan)	3.8	4.8
Africa	3.0	0.0
Canada	0.0	4.3

SECTOR DIVERSIFICATION	Fund	MSCI World
Financials	16.9%	16.7%
Health Care	15.4	11.8
Consumer Discretionary	14.9	9.3
Information Technology	14.3	11.7
Energy	11.9	12.1
Industrials	8.9	10.1
Materials	8.4	6.5
Telecommunication Services	4.1	5.2
Consumer Staples	2.3	11.2
Utilities	0.0	5.4

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

Total Return*
For the period ended March 31, 2009	Since Inception (May 1, 2008)
Dodge & Cox Global Stock Fund	-54.27%
MSCI World Index	-45.45%

The Dodge & Cox Global Stock Fund had a total return of negative 15.0% for the first quarter of 2009, compared to a total return of negative 11.9% for the MSCI World Index (MSCI World). At quarter end, the Fund had net assets of $389 million with a cash position of 2.9%.

FIRST QUARTER PERFORMANCE REVIEW

The difficult market conditions that characterized the fourth quarter continued through much of the first quarter, in light of a significant slowdown in global economic activity, a difficult operating environment for many companies, and extreme risk aversion among equity market participants.

The Fund lagged the MSCI World by 3.1 percentage points during the first quarter.

KEY DETRACTORS FROM RELATIVE RESULTS

•

Weak returns from the Fund’s Financials holdings (down 30% versus down 22% for the MSCI World sector) hurt relative performance. Detractors included Swiss Re (down 65%), Citigroup (down 62%), and Capital One (down 61%).

•

The Fund’s overweight position in the Materials sector hurt relative performance. In addition, several holdings performed poorly, including Domtar (down 43%), Dow Chemical (down 43%), Cemex (down 32%), and Lafarge (down 25%).

•

The Fund’s holdings in the Information Technology sector detracted from relative performance (down 10% versus up 1% for the MSCI World sector). Xerox (down 43%) and Tyco Electronics (down 31%) performed poorly.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

Strong returns among Telecommunication Services holdings (up 19% versus down 12% for the MSCI World sector) contributed to relative performance. In particular, Sprint Nextel (up 95%) was a significant contributor.

•	The Fund’s Energy holdings outperformed those in the MSCI World sector (down 3% versus down 8%). Lukoil (up 19%) and Petrobras (up 20%) helped relative performance.

INVESTMENT STRATEGY

The world is suffering from the toughest economic environment since World War II. This, coupled with one of the worst decades of equity market returns in history, has caused many investors to reevaluate their appetite for risk. However, we believe it is critical to maintain a long-term perspective. Credit and market cycles invariably run their course, and financial markets usually anticipate the eventual recovery well in advance of improving economic conditions.

We remain focused on investing in strong businesses and buying them at attractive valuations. Since we cannot predict the timing of this or any economic cycle, the Fund is invested in companies we believe can both survive an economic downturn and potentially benefit from our expectation of long-term economic expansion. The Fund’s investments include well-financed, stable industry leaders such as Chevron, Novartis, and Nokia, as well as more economically sensitive companies such as Capital One, Macy’s, and Lafarge. Investing a portion of assets in companies under pressure has been a hallmark of the Dodge & Cox approach for many decades—and has the potential to add value for our shareholders over the long term.

CONCLUSION

While we are disappointed by the Fund’s recent results, our experienced investment team continues to work hard to take advantage of the many attractive opportunities being created during this period of economic stress and volatility. We still believe fundamental analysis in the face of market volatility can be rewarding for patient investors with long-term investment horizons.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s First Quarter Report, which will be available in May.

April 2009

*	The Fund’s total returns include the reinvestment of any dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI World is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

MSCI World Index® is a trademark of MSCI Barra.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

03/09 GSF FS

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of March 31, 2009

The following portfolio data for the Dodge & Cox Global Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	1,278,374	4,966,261
Akzo Nobel NV	Netherlands	140,000	5,300,184
Alcatel-Lucent	France	2,234,400	4,209,509
American International Group, Inc.	United States	38,600	38,600
Amgen, Inc.	United States	139,900	6,927,848
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	951,700	5,895,360
Arkema	France	280,916	4,441,377
Baker Hughes, Inc.	United States	167,987	4,796,029
Bayer AG	Germany	92,000	4,400,323
Bayerische Motoren Werke AG	Germany	73,300	2,122,049
Cadence Design Systems, Inc.	United States	670,000	2,814,000
Capital One Financial Corp.	United States	299,600	3,667,104
Cemex SAB de CV ADR	Mexico	717,878	4,486,737
Chevron Corp.	United States	61,100	4,108,364
Citigroup, Inc.	United States	193,000	488,290
Comcast Corp., Class A	United States	553,300	7,547,012
Computer Sciences Corp.	United States	63,500	2,339,340
Compuware Corp.	United States	171,400	1,129,526
Covidien, Ltd.	United States	130,700	4,344,468
Credit Suisse Group AG	Switzerland	295,100	8,985,475
Domtar Corp.	United States	4,517,049	4,291,197
Dow Chemical Co.	United States	173,500	1,462,605
EBay, Inc.	United States	395,700	4,969,992
FedEx Corp.	United States	109,400	4,867,206
General Electric Co.	United States	671,600	6,789,876
GlaxoSmithKline PLC ADR	United Kingdom	234,900	7,298,343
Grupo Televisa SA ADR	Mexico	190,500	2,598,420
Haci Omer Sabanci Holding AS	Turkey	1,061,800	1,826,340
Hang Lung Group, Ltd.	Hong Kong	1,127,500	3,462,248
Hang Lung Properties, Ltd.	Hong Kong	381,700	901,235
Hewlett-Packard Co.	United States	352,000	11,285,120
Honda Motor Co., Ltd. ADR	Japan	49,300	1,168,410
HSBC Holdings PLC	United Kingdom	980,601	5,557,710
ICICI Bank, Ltd. ADR	India	172,400	2,291,196
Infineon Technologies AG	Germany	590,200	682,201
Kasikornbank PCL Foreign	Thailand	1,641,100	2,093,889
Koninklijke Philips Electronics NV	Netherlands	303,700	4,470,734
Kyocera Corp.	Japan	53,400	3,495,802
Lafarge SA	France	115,800	5,214,040
Legg Mason, Inc.	United States	233,700	3,715,830
Liberty Interactive, Series A	United States	568,800	1,649,520
Macy’s, Inc.	United States	137,800	1,226,420
Maxim Integrated Products, Inc.	United States	200,000	2,642,000
Merck & Co., Inc.	United States	116,700	3,121,725
Mitsubishi Electric Corp.	Japan	764,000	3,403,788
Motorola, Inc.	United States	821,200	3,473,676
Naspers, Ltd.	South Africa	434,100	7,332,383
News Corp., Class A	United States	657,100	4,350,002
Nokia Oyj	Finland	515,800	6,085,392
Norsk Hydro ASA	Norway	1,763,300	6,664,656
Novartis AG ADR	Switzerland	259,800	9,828,234
OAO Lukoil ADR	Russia	163,100	6,116,250
Occidental Petroleum Corp.	United States	118,900	6,616,785

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Panasonic Corp.	Japan	422,000	4,557,438
Royal Bank of Scotland Group PLC	United Kingdom	5,896,684	2,072,910
Royal Bank of Scotland Group PLC Rights	United Kingdom	2,527,150	0
Royal Dutch Shell PLC ADR	United Kingdom	144,400	6,396,920
Sanofi-Aventis	France	110,100	6,199,298
Schlumberger, Ltd.	United States	289,100	11,743,242
Schneider Electric SA	France	120,800	8,042,398
Siam Cement PCL NVDR	Thailand	356,300	989,583
Sony Corp.	Japan	335,600	6,774,044
Sprint Nextel Corp.	United States	1,804,400	6,441,708
Standard Bank Group, Ltd.	South Africa	531,700	4,462,407
Standard Chartered PLC	United Kingdom	410,255	5,100,689
Swiss Reinsurance Co.	Switzerland	328,400	5,377,648
Synopsys, Inc.	United States	118,900	2,464,797
Telefonaktiebologet LM Ericsson	Sweden	280,000	2,299,438
Telefonica SA ADR	Spain	94,000	5,604,280
Telekomunik Indonesia ADR	Indonesia	145,300	3,734,210
Television Broadcasts, Ltd.	Hong Kong	366,700	1,170,984
Tesco PLC	United Kingdom	423,800	2,027,370
Time Warner Cable, Inc.	United States	75,671	1,876,644
Time Warner, Inc.	United States	301,467	5,818,307
Tokio Marine Holdings, Inc.	Japan	71,300	1,725,145
Total SA	France	64,000	3,182,263
Tyco Electronics, Ltd.	United States	398,800	4,402,752
Tyco International, Ltd.	Switzerland	293,500	5,740,860
Unicredit SPA	Italy	3,322,600	5,482,693
UnitedHealth Group, Inc.	United States	171,400	3,587,402
Wal-Mart Stores, Inc.	United States	22,500	1,172,250
WellPoint, Inc.	United States	178,100	6,762,457
Wells Fargo & Co.	United States	240,273	3,421,488
Wienerberger AG	Austria	161,200	1,270,030
Wyeth	United States	171,500	7,381,360
Xerox Corp.	United States	694,200	3,158,610
Yamaha Motor Co., Ltd.	Japan	211,400	1,868,718
PREFERRED STOCKS
Net Servicos de Comunicacao SA ADR	Brazil	572,700	4,152,075
Petroleo Brasileiro SA ADR	Brazil	134,800	3,302,600
Ultrapar Participacoes SA ADR	Brazil	155,800	3,670,648
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	16,300,000	16,300,000	0.14	4/1/09
SSgA Prime Money Market Fund	United States	1,137,830	1,137,830

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Important Legal Information

•        Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•        Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•        The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•        Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Plan
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

Objectives	• The Fund seeks long-term growth of principal and income.

Strategy

•   The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	May 1, 2001
Total Net Assets (as of 3/31/2009)	$20.7 billion
Expense Ratio (2008)	0.64%
Portfolio Turnover Rate (2008)	35%
Ticker Symbol	DODFX
CUSIP	256206103
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home	Contact Us	Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
User ID
Password

Create User ID
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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Plan
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

STANDARDIZED RETURNS

as of March 31, 2009 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
International Stock Fund	-47.99%	-15.48%	-0.96%	NA†	NA†
MSCI EAFE Index	-46.51%	-14.47%	-2.18%	NA†	NA†

FUND CHARACTERISTICS

as of March 31, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$19.06
Total Net Assets (billions)	$20.7
Expense Ratio (2008)	0.64%
Portfolio Turnover Rate (2008)	35%
30-Day SEC Yield(a)	3.44%
Fund Inception	2001

PORTFOLIO CHARACTERISTICS	Fund	MSCI EAFE
Number of Stocks	89	983
Median Market Capitalization (billions)	$8	$4
Weighted Average Market Cap. (billions)	$33	$36
Price-to-Earnings Ratio(b)	9.6x	11.4x
Countries Represented	25	21
Emerging Markets	21.3%	0.0%

TEN LARGEST HOLDINGS (%)(c)	Fund
Novartis AG (Switzerland)	3.8
Naspers, Ltd. (South Africa)	2.9
Standard Bank Group, Ltd. (South Africa)	2.8
Schneider Electric SA (France)	2.7
Credit Suisse Group AG (Switzerland)	2.6
Sanofi-Aventis (France)	2.5
Schlumberger, Ltd. (United States)	2.5
Telefonica SA (Spain)	2.5
Kyocera Corp. (Japan)	2.5
GlaxoSmithKline PLC (United Kingdom)	2.5

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	42.3	44.5
Japan	18.7	24.3
United Kingdom	10.7	20.7
Latin America	6.7	0.0
Pacific (excluding Japan)	6.5	10.5
Africa	6.3	0.0
United States	4.8	0.0
Middle East	0.4	0.0
Canada	0.0	0.0

SECTOR DIVERSIFICATION (%)	Fund	MSCI EAFE
Financials	21.4	21.5
Consumer Discretionary	18.3	10.1
Information Technology	12.9	5.4
Health Care	11.9	9.6
Energy	10.5	9.2
Industrials	8.1	11.3
Materials	7.8	8.6
Telecommunication Services	3.9	6.8
Consumer Staples	1.6	10.5
Utilities	0.0	7.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through March 31, 2009 (7.92 years) was 2.73%. The MSCI EAFE Index’s annualized total return was -0.96% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks long-term growth of principal and income.

Strategy

•   The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION
Net Asset Value Per Share	$19.06
Total Net Assets (billions)	$20.7
2008 Expense Ratio	0.64%
2008 Portfolio Turnover Rate	35%
30-Day SEC Yield(a)	3.44%
Fund Inception	2001

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 19 years.

PORTFOLIO CHARACTERISTICS	Fund	MSCI EAFE
Number of Stocks	89	983
Median Market Capitalization (billions)	$8	$4
Weighted Average Market Capitalization (billions)	$33	$36
Price-to-Earnings Ratio(b)	9.6x	11.4x
Countries Represented	25	21
Emerging Markets (Brazil, India, Indonesia, Israel, Mexico, Russia, South Africa, South Korea, Thailand, Turkey)	21.3%	0.0%

TEN LARGEST HOLDINGS (c)	Fund
Novartis AG (Switzerland)	3.8%
Naspers, Ltd. (South Africa)	2.9
Standard Bank Group, Ltd. (South Africa)	2.8
Schneider Electric SA (France)	2.7
Credit Suisse Group AG (Switzerland)	2.6
Sanofi-Aventis (France)	2.5
Schlumberger, Ltd. (United States)	2.5
Telefonica SA (Spain)	2.5
Kyocera Corp. (Japan)	2.5
GlaxoSmithKline PLC (United Kingdom)	2.5

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund	MSCI EAFE
Europe (excluding United Kingdom)	42.3%	44.5%
Japan	18.7	24.3
United Kingdom	10.7	20.7
Latin America	6.7	0.0
Pacific (excluding Japan)	6.5	10.5
Africa	6.3	0.0
United States	4.8	0.0
Middle East	0.4	0.0
Canada	0.0	0.0

SECTOR DIVERSIFICATION	Fund	MSCI EAFE
Financials	21.4%	21.5%
Consumer Discretionary	18.3	10.1
Information Technology	12.9	5.4
Health Care	11.9	9.6
Energy	10.5	9.2
Industrials	8.1	11.3
Materials	7.8	8.6
Telecommunication Services	3.9	6.8
Consumer Staples	1.6	10.5
Utilities	0.0	7.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

Average Annual Total Return*

For periods ended March 31, 2009	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	-47.99%	-15.48%	-0.96%	2.73%
MSCI EAFE Index	-46.51%	-14.47%	-2.18%	-0.96%

The Dodge & Cox International Stock Fund had a total return of negative 13.0% for the first quarter of 2009, compared to a total return of negative 13.9% for the MSCI EAFE Index (MSCI EAFE). At quarter end, the Fund had net assets of $20.7 billion with a cash position of 3.6%.

World equity market performance remained negative and volatile in the first quarter: almost all of the developed world markets were down more than 10% in U.S. dollar terms; the emerging markets were mixed; and “defensive” sectors of the market did worse than “cyclical” sectors during the quarter. Even within the quarter, equity market returns were incredibly volatile. For example, from January 1 to March 9, the MSCI EAFE declined 26%, then rebounded sharply through March 31, rising 16%.

FIRST QUARTER PERFORMANCE REVIEW

The Fund outperformed the MSCI EAFE by less than one percentage point during the first quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

The Fund’s holdings in Japan positively affected relative performance (down 9% versus down 17% for the MSCI EAFE Japan region). Notable contributors included Japanese Information Technology companies Brother Industries (up 28%), Fujifilm Holdings (up 1%), and Kyocera (down 6%).

•

The Fund’s holdings in the Energy sector (flat) helped relative performance in comparison to the MSCI EAFE Energy sector (down 6%). Contributors included Petrobras (up 20%) and Lukoil Holdings (up 19%).

•

The Fund’s holdings and overweight position in the Media industry positively impacted relative performance (down 9% versus down 14% for the MSCI EAFE Media industry). Notable contributors included Net Serviços (up 25%) and Naspers (down 6%).

•	Selected additional holdings that helped performance included Credit Suisse Group (up 14%), LM Ericsson (up 10%), and Standard Chartered (up 3%).

KEY DETRACTORS FROM RELATIVE RESULTS

•

The Fund’s holdings in the Materials sector (down 14%) hurt relative performance in comparison to the MSCI EAFE Materials sector (down 6%). The Construction Materials industry especially hindered performance. Cemex was down 32% and Lafarge was down 25%. In addition, the Fund’s underweight position in the Metals & Mining industry detracted from performance.

•

Weak returns from the Fund’s holdings in the Insurance industry (down 45% compared to down 27% for the MSCI EAFE Insurance industry) hurt performance. Notable detractors included Swiss Re (down 65%) and Aegon (down 38%).

•	Selected additional holdings with weak returns included Wienerberger (down 52%), Royal Bank of Scotland (down 51%), News Corp. (down 27%), and Novartis (down 21%).

INVESTMENT STRATEGY

The world is suffering from the toughest economic environment since World War II. This, coupled with one of the worst decades of equity market returns in history, has caused many investors to reevaluate their appetite for risk. In these markets, it is tempting to do today what you should have done yesterday. Looking forward, however, we think the current valuation of the equity markets reflects very low expectations and that Fund shareholders will be well served by investing in durable businesses that can survive the current economic distress.

Credit and business cycles invariably run their course and financial markets usually anticipate the eventual recovery well in advance of improving economic conditions. Therefore, we have no intention of attempting to time markets and the Fund will remain fully invested. While the current difficulties are substantial, the response from governments around the globe in terms of monetary and fiscal policy is monumental, and only starting to bear fruit. As the world economy recovers, we expect the long-term trends that we have frequently discussed to continue: the developing world will get wealthier and rely more on internal consumption, the falling cost of computing power and communications will empower entrepreneurial activity, and the world’s population will age and become more urban.

Today, we see an opportunity to invest in leading businesses with global growth opportunities, proactive management teams, strong franchises, reasonably strong balance sheets, and access to liquidity. While there can be no guarantees, we believe these companies will likely survive the current difficulties and improve their competitive positions. Further, their valuations are low and embed significant skepticism about their earnings power going forward. For example, we increased the Fund’s positions in HSBC and Nokia during the quarter.

CONCLUSION

Despite the Fund’s slight outperformance this quarter, we remain disappointed by its recent results. We have adapted to the current market environment and believe that our experienced investment team is well poised to take advantage of the opportunities currently available in the market. Although it is impossible to predict the short-term direction of stock prices, our experience has taught us that persistence in the face of significant market dislocations can be rewarding for patient investors with long-term investment horizons.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s First Quarter Report, which will be available in May.

April 2009

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI EAFE Index is an unmanaged index of the world’s stock markets, excluding the United States. Index returns include dividends and/or interest income, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower that stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

MSCI EAFE® is a trademark of MSCI Barra.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 1-800-621-3979. Please carefully read the prospectus before investing.

03/09 ISF FS

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of March 31, 2009

The following portfolio data for the Dodge & Cox International Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Accor SA	France	4,500,000	156,731,617
Adcock Ingram Holdings, Ltd.	South Africa	7,047,217	26,782,773
Aderans Holdings Co., Ltd.	Japan	3,602,700	25,841,461
AEGON NV	Netherlands	42,517,075	165,171,452
Akzo Nobel NV	Netherlands	4,876,290	184,608,812
Alcatel-Lucent	France	94,519,072	178,069,656
American International Group, Inc.	United States	4,184,831	4,184,831
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	29,106,443	180,301,526
Arkema	France	6,626,740	104,771,010
Bangkok Bank PCL Foreign	Thailand	38,571,900	81,570,351
Bangkok Bank PCL NVDR	Thailand	5,075,000	10,660,863
Bayer AG	Germany	9,417,000	450,411,335
Bayerische Motoren Werke AG	Germany	6,221,100	180,102,049
Belle International Holdings, Ltd.	Hong Kong	91,406,000	46,583,968
Bezeq Israeli Telecommunication Corp., Ltd.	Israel	20,575,685	32,183,794
BHP Billiton PLC	United Kingdom	12,106,000	240,578,560
Brother Industries, Ltd.	Japan	23,101,000	168,732,869
Cemex SAB de CV ADR	Mexico	31,832,579	198,953,619
Chartered Semiconductor Manufacturing, Ltd.	Singapore	200,000,000	17,752,063
Chartered Semiconductor Manufacturing, Ltd. Rights	Singapore	540,000,000	15,976,857
Consorcio Ara SAB de CV	Mexico	113,420,000	29,706,191
Corporacion Geo SAB de CV, Series B	Mexico	47,605,400	48,059,105
Credit Suisse Group AG	Switzerland	17,963,000	546,953,861
Experian PLC	United Kingdom	3,674,712	23,028,344
Fujifilm Holdings Corp.	Japan	22,236,100	477,362,353
Fujitsu, Ltd.	Japan	41,981,000	154,801,889
GlaxoSmithKline PLC ADR	United Kingdom	16,331,600	507,422,812
Grupo Financiero Banorte SAB de CV	Mexico	54,228,000	71,933,930
Grupo Televisa SA ADR	Mexico	31,930,592	435,533,275
Haci Omer Sabanci Holding AS	Turkey	83,832,024	144,194,610
Hang Lung Group, Ltd.	Hong Kong	51,796,500	159,053,067
Hang Lung Properties, Ltd.	Hong Kong	76,679,000	181,047,364
Hitachi, Ltd.	Japan	26,658,000	71,637,399
Honda Motor Co., Ltd. ADR	Japan	13,028,400	308,773,080
HSBC Holdings PLC	United Kingdom	77,997,255	442,061,703
ICICI Bank, Ltd.	India	15,195,668	99,976,623
ICICI Bank, Ltd. ADR	India	4,300,000	57,147,000
Infineon Technologies AG	Germany	84,902,800	98,137,616
Kasikornbank PCL Foreign	Thailand	108,446,527	138,367,555
Koninklijke Philips Electronics NV	Netherlands	21,185,000	311,862,006
Kyocera Corp.	Japan	7,788,800	509,889,620
Lafarge SA	France	9,270,225	417,403,497
Lanxess AG	Germany	8,912,359	151,919,516
LG Electronics, Inc.	South Korea	832,615	55,016,093
Li & Fung, Ltd.	Hong Kong	34,746,000	81,949,382
Liberty Global, Inc., Series A	United States	2,701,805	39,338,281
Liberty Global, Inc., Series C	United States	3,534,971	49,949,140
Makhteshim-Agan Industries, Ltd.	Israel	13,288,840	55,681,169
Mediceo Paltac Holdings Co., Ltd.	Japan	14,957,900	158,819,547
Mitsubishi Electric Corp.	Japan	43,250,000	192,688,286
Mitsubishi UFJ Financial Group	Japan	27,799,900	133,684,421

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Motorola, Inc.	United States	26,141,458	110,578,367
Murata Manufacturing Co., Ltd.	Japan	3,951,000	150,879,224
Naspers, Ltd.	South Africa	36,140,895	610,455,867
News Corp., Class A	United States	41,644,892	275,689,185
Nexans SA	France	932,619	35,412,837
NGK Spark Plug Co., Ltd.	Japan	17,500,000	147,269,788
Nokia Oyj	Finland	41,092,500	484,807,991
Norsk Hydro ASA	Norway	32,634,600	123,347,347
Norsk Hydro ASA ADR	Norway	21,990,500	81,144,945
Novartis AG ADR	Switzerland	20,970,000	793,295,100
OAO Lukoil ADR	Russia	11,226,500	420,993,750
Panasonic Corp.	Japan	29,743,072	321,213,760
Royal Bank of Scotland Group PLC	United Kingdom	344,885,647	121,240,490
Royal Bank of Scotland Group PLC Rights	United Kingdom	147,808,134	0
Royal Dutch Shell PLC ADR	United Kingdom	9,518,400	421,665,120
Sanofi-Aventis	France	9,405,500	529,586,712
Schlumberger, Ltd.	United States	12,750,396	517,921,086
Schneider Electric SA	France	8,519,833	567,217,635
Siam Cement PCL Foreign	Thailand	9,703,500	26,813,563
Siam Cement PCL NVDR	Thailand	9,000,000	24,996,475
Sony Corp.	Japan	21,337,600	430,696,821
Standard Bank Group, Ltd.	South Africa	67,836,397	569,331,598
Standard Chartered PLC	United Kingdom	36,811,923	457,681,704
StatoilHydro ASA ADR	Norway	5,159,989	89,990,208
Swiss Life Holding	Switzerland	1,520,000	104,889,748
Swiss Reinsurance Co.	Switzerland	12,091,868	198,007,924
Telefonaktiebologet LM Ericsson	Sweden	28,943,000	237,687,970
Telefonica SA ADR	Spain	8,642,400	515,259,888
Telekomunik Indonesia ADR	Indonesia	10,003,047	257,078,308
Television Broadcasts, Ltd.	Hong Kong	27,299,300	87,174,886
The Bank of Yokohama, Ltd.	Japan	48,831,000	206,206,577
Tiger Brands, Ltd.	South Africa	7,072,043	101,043,051
TNT NV	Netherlands	8,034,410	137,487,778
Tokio Marine Holdings, Inc.	Japan	3,401,500	82,301,283
Total SA	France	8,682,000	431,693,819
Toto, Ltd.	Japan	24,876,000	123,644,916
Unicredit SPA	Italy	188,900,800	311,709,209
Volvo AB	Sweden	42,607,200	226,529,265
Wienerberger AG	Austria	9,167,876	72,230,008
Yamaha Motor Co., Ltd.	Japan	23,980,000	211,976,562
Yapi ve Kredi Bankasi AS	Turkey	143,779,068	147,864,806
PREFERRED STOCKS
Net Servicos de Comunicacao SA ADR	Brazil	21,457,988	155,570,413
Petroleo Brasileiro SA ADR	Brazil	12,191,800	298,699,100
Sadia SA ADR	Brazil	3,000,592	12,362,439
Ultrapar Participacoes SA ADR	Brazil	5,959,932	140,415,998
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	582,220,000	582,220,000	0.14	4/1/09
SSgA Prime Money Market Fund	United States	60,944,017	60,944,017

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright © 1998-2009. Dodge & Cox®. All rights reserved.

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Objectives	• The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy	• The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities: The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

FUND FACTS
Fund Inception Date	June 26, 1931
Total Net Assets (as of 3/31/2009)	$12.5 billion
Expense Ratio (2008)	0.53%
Portfolio Turnover Rate (2008)	27%
Ticker Symbol	DODBX
Fund Number	146
CUSIP	256201104
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

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Password

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund

RELATED DOCUMENTS

Overview	Characteristics	Risks	Manager Biographies	• Prospectus

- Account Application

• IRA Plan

- IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

STANDARDIZED RETURNS

as of March 31, 2009 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	-35.24%	-12.66%	-4.34%	3.35%	8.48%
Combined Index	-23.35%	-5.59%	-1.04%	0.73%	7.69%

FUND CHARACTERISTICS

as of March 31, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$45.53
Total Net Assets (billions)	$12.5
30-Day SEC Yield(a)	4.64%
Expense Ratio (2008)	0.53%
Portfolio Turnover Rate (2008)	27%
Fund Inception	1931

ASSET ALLOCATION

STOCK PORTFOLIO (66.3% OF FUND)

STOCK CHARACTERISTICS	Fund
Number of Stocks	78
Median Market Capitalization (billions)	$10
Price-to-Earnings Ratio(b)	10.0x
Foreign Stocks (%)(c)	12.4%

FIVE LARGEST SECTORS (%)	Fund
Health Care	18.8
Consumer Discretionary	13.4
Information Technology	13.4
Energy	7.3
Financials	5.3

TEN LARGEST STOCKS (%)(d)	Fund
Hewlett-Packard Co.	3.7
Comcast Corp.	3.4
Novartis AG (Switzerland)	2.5
Amgen, Inc.	2.4
Wellpoint, Inc.	2.2
GlaxoSmithKline PLC (United Kingdom)	2.1
Schlumberger, Ltd.	2.1
Occidental Petroleum Corp.	1.9
Time Warner, Inc.	1.7
Cardinal Health, Inc.	1.7

FIXED INCOME PORTFOLIO (30.3% OF FUND)(f)

FIXED INCOME CHARACTERISTICS	Fund
Number of Fixed Income Securities(f)	255
Effective Maturity	6.2 Years
Effective Duration	3.5 Years

SECTOR DIVERSIFICATION (%)	Fund
U.S. Treasury & Government Related	1.7
Mortgage-Related Securities	10.7
Asset-Backed Securities	0.2
Corporate(f)	17.7

CREDIT QUALITY (%)(e) (f)	Fund
U.S. Government and Government Related	12.4
Aaa	0.2
Aa	3.4
A	3.0
Baa	6.0
Ba	1.0
B	0.2
Caa	2.5
Ca	1.5
C	0.1
Average Quality	A2

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS (%)(d)	Fund
GMAC, LLC and subsidiaries(f)	1.7
Wells Fargo & Co.	1.6
Ford Motor Credit Co.	1.5
General Electric Co.	1.2
HCA, Inc.	1.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(e)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

(f)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC) representing 0.1% of the Fund’s net assets.

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Barclays Capital Aggregate Bond (BCAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks regular income, conservation of principal, and an opportunity for long-term growth of principal and income.

Strategy	• The Fund invests in a diversified portfolio of common stocks, preferred stocks, and fixed income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs), and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

GENERAL INFORMATION
Net Asset Value Per Share	$45.53
Total Net Assets (billions)	$12.5
30-Day SEC Yield(a)	4.64%
2008 Expense Ratio	0.53%
2008 Portfolio Turnover Rate	27%
Fund Inception	1931

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 15 years.

STOCK PORTFOLIO (66.3%)	Fund
Number of Stocks	78
Median Market Capitalization (billions)	$10
Price-to-Earnings Ratio(b)	10.0x
Foreign Stocks(c)	12.4%

SECTOR DIVERSIFICATION (FIVE LARGEST)
Health Care	18.8%
Consumer Discretionary	13.4
Information Technology	13.4
Energy	7.3
Financials	5.3

TEN LARGEST STOCKS (d)
Hewlett Packard Co.	3.7%
Comcast Corp.	3.4
Novartis AG (Switzerland)	2.5
Amgen Inc.	2.4
WellPoint, Inc.	2.2
GlaxoSmithKline PLC (United Kingdom)	2.1
Schlumberger, Ltd.	2.1
Occidental Petroleum Corp.	1.9
Time Warner, Inc.	1.7
Cardinal Health, Inc.	1.7

ASSET ALLOCATION

FIXED INCOME PORTFOLIO (30.3%) (f)	Fund
Number of Fixed Income Securities(f)	255
Effective Maturity	6.2 years
Effective Duration	3.5 years

SECTOR DIVERSIFICATION
U.S. Treasury & Government Related	1.7%
Mortgage Related Securities	10.7
Asset-Backed Securities	0.2
Corporate(f)	17.7

CREDIT QUALITY(e,f)
U.S. Government & Government Related	12.4%
Aaa	0.2
Aa	3.4
A	3.0
Baa	6.0
Ba	1.0
B	0.2
Caa	2.5
Ca	1.5
C	0.1
Average Quality	A2

CORPORATE ISSUERS (FIVE LARGEST) (d)
GMAC, LLC and subsidiaries(f)	1.7%
Wells Fargo & Co.	1.6
Ford Motor Credit Co.	1.5
General Electric Co.	1.2
HCA, Inc.	1.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

(e)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s or Fitch rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

(f)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC) representing 0.1% of the Fund’s net assets.

Average Annual Total Return1

For periods ended March 31, 2009	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	-35.24%	-12.66%	-4.34%	3.35%	8.48%
Combined Index	-23.35%	-5.59%	-1.04%	0.73%	7.69%

The Dodge & Cox Balanced Fund had a total return of negative 10.4% for the first quarter of 2009, compared to a total return of negative 6.5% for the Combined Index1 (a 60/40 blend of stocks and fixed income securities). At quarter end, the Fund had net assets of $12.5 billion and was invested 66.3% in common stocks, 30.3% in fixed income securities, and 3.4% in cash.

FIRST QUARTER PERFORMANCE REVIEW

The Fund’s higher allocation to equities than the Combined Index detracted from overall results, due to disappointing equity returns in comparison to the relative stability of bonds.

EQUITY PORTFOLIO

Equity markets remained under intense pressure (e.g., S&P 500 down 11%) during the first quarter of 2009, although they finished with a strong rally in March. The financial crisis that erupted in 2008 has continued to spread to the broad economy, and not just in the U.S., but globally as well. With unemployment still rising, output falling, and demand weak across many industries, the short-term outlook for the global economy and corporate profits is murky at best.

The Fund’s equity portfolio underperformed the S&P 500 during the quarter.

KEY DETRACTORS FROM RELATIVE RESULTS

•

The equity portfolio’s Information Technology holdings (down 8% versus up 4% for the S&P 500 sector) detracted, in the sole sector of the market with a positive return. Xerox (down 42%) and Tyco Electronics (down 31%) lagged.

•	The equity portfolio’s Financials holdings (down 45% versus down 28% for the S&P 500 sector) performed poorly. Capital One (down 61%) and Wells Fargo (down 51%) were notable detractors.

•	Individual detractors included Dow Chemical (down 43%), General Electric (down 36%), and FedEx (down 30%).

KEY CONTRIBUTORS TO RELATIVE RESULTS

•	Relative returns from equity holdings in the Energy sector (down 8% versus down 11% for the S&P 500 sector) contributed, including Schlumberger (down 4%).

•	Individual contributors included Sprint Nextel (up 95%), Sun Microsystems (up 92%), CarMax (up 58%), and Wyeth (up 16% after agreeing to be acquired by Pfizer).

FIXED INCOME PORTFOLIO

The broad bond market was also volatile during the first quarter, but finished basically flat (BCAG up 0.1%). The Fund’s fixed income portfolio slightly underperformed the BCAG.

KEY FACTORS TO RELATIVE RESULTS

•

The fixed income portfolio’s significant overweight of the Financials sector meaningfully detracted from relative returns as this sector underperformed all others during the quarter. In addition, SLM Corp., American International Group (AIG), Bank of America, GMAC, and General Electric performed particularly poorly.

•

The fixed income portfolio’s Government Sponsored Enterprise (GSE) guaranteed[2] Mortgage-Backed Securities (MBS) holdings posted strong returns, and many corporate holdings performed well, including HCA, Xerox, Boston Properties, and Ford Motor Credit.

•	A substantial nominal yield advantage versus the BCAG aided relative returns.

INVESTMENT STRATEGY

The first quarter of 2009 was again challenging for equity and bond markets. Many investors have understandably been reevaluating their appetite for risk in such an uncertain environment. Although it is always tempting in the midst of a business downturn to head for the safety of cash or other investments perceived to be less risky, we believe it is critical for investors to maintain a long-term perspective. Credit and business cycles invariably run their course and financial markets usually anticipate the eventual recovery well in advance of improving economic conditions.

While it is clear that we are in the midst of a deep domestic recession (by most measures the worst since 1982), it is not a repeat of the Great Depression of the 1930s. The trillions of dollars of monetary and fiscal stimulus being created through various government programs to deal with the financial crisis is a truly monumental effort just starting to bear fruit.

Dodge & Cox is committed to maintaining our bottom-up, fundamental research–driven approach to investing. However, in these times, we also recognize the importance of monitoring the challenges in the broad economy in order to assess whether the Fund’s equity and fixed income holdings can survive a continued downturn. The equity portion of the Fund is well diversified—holding 78 companies, the large majority of which are in strong financial condition. The fixed income portion of the Fund holds over 200 issues, including the debt of 40 different Corporate issuers. Furthermore, about 41% of the fixed income portfolio is invested in AAA-rated GSE-guaranteed MBS holdings or other agency debt, with another 22% of the fixed income portfolio in strong single A or higher rated Corporate securities.

At the same time, the Fund continues to hold certain companies that are currently in turnaround/distress mode and are addressing significant operational problems or other challenges. Investing a portion of the Fund in companies under pressure has been a hallmark of our approach for many decades—and has added value for Fund shareholders over the long term. This strategy requires a tremendous amount of due diligence, conviction, and often persistence. As the economy and financial markets eventually begin to recover, and as these companies’ management teams work diligently to address their problems, we believe these companies have the potential to become rewarding long-term holdings.

CONCLUSION

While we are disappointed by the Fund’s recent results, our experienced investment team is working hard to take advantage of the attractive opportunities being created during this period of economic stress and volatility. Although it is impossible to predict the short-term direction of stock or bond prices, our experience has taught us that persistence in the face of significant market dislocations can be rewarding for patient investors with long-term investment horizons.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s First Quarter Report, which will be available in May. April 2009

[1]	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index (S&P 500), which is a widely recognized, unmanaged index of common stock prices, and 40% of the Barclays Capital Aggregate Bond Index (BCAG), which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.
[2]	The U.S. government does not guarantee the Fund’s shares, yield, or net asset value. The guarantee does not eliminate market risk.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

Barclays Capital® is a trademark of Barclays PLC.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

03/09 BF FS

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2009

The following portfolio data for the Dodge & Cox Balanced Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	8,172,900	31,383,936
American International Group, Inc.	United States	2,449,752	2,449,752
Amgen, Inc.	United States	5,921,600	293,237,632
Autodesk, Inc.	United States	518,943	8,723,432
Baker Hughes, Inc.	United States	4,474,510	127,747,261
BB&T Corp.	United States	822,238	13,912,267
BMC Software, Inc.	United States	2,520,560	83,178,480
Boston Scientific Corp.	United States	14,777,700	117,482,715
Cadence Design Systems, Inc.	United States	9,739,500	40,905,900
Capital One Financial Corp.	United States	8,552,059	104,677,202
Cardinal Health, Inc.	United States	6,593,300	207,557,084
CarMax, Inc.	United States	3,800,000	47,272,000
Cemex SAB de CV ADR	Mexico	3,763,542	23,522,138
Chevron Corp.	United States	2,567,679	172,650,736
Citigroup, Inc.	United States	14,924,800	37,759,744
Citrix Systems, Inc.	United States	2,642,610	59,828,690
Comcast Corp., Class A	United States	30,881,074	421,217,849
Computer Sciences Corp.	United States	4,337,500	159,793,500
Compuware Corp.	United States	6,949,488	45,797,126
Covidien, Ltd.	United States	2,103,200	69,910,368
Credit Suisse Group AG ADR	Switzerland	1,500,300	45,744,147
DISH Network Corp., Class A	United States	1,806,165	20,066,493
Domtar Corp.	United States	6,601,100	6,271,045
Dow Chemical Co.	United States	8,960,259	75,534,983
Eaton Corp.	United States	1,103,200	40,663,952
EBay, Inc.	United States	7,569,200	95,069,152
FedEx Corp.	United States	3,491,150	155,321,263
General Electric Co.	United States	17,749,700	179,449,467
Genuine Parts Co.	United States	814,458	24,319,716
Genworth Financial, Inc., Class A	United States	1,949,000	3,703,100
GlaxoSmithKline PLC ADR	United Kingdom	8,300,500	257,896,535
Health Management Associates, Inc.	United States	3,901,200	10,065,096
Hewlett-Packard Co.	United States	14,260,912	457,204,839
Hitachi, Ltd. ADR	Japan	2,220,245	60,945,725
Home Depot, Inc.	United States	7,302,200	172,039,832
HSBC Holdings PLC ADR	United Kingdom	2,236,007	63,100,118
Interpublic Group of Companies, Inc.	United States	7,484,200	30,834,904
Koninklijke Philips Electronics NV	Netherlands	650,600	9,674,422
Kyocera Corp. ADR	Japan	775,400	51,920,784
Legg Mason, Inc.	United States	1,350,300	21,469,770
Liberty Entertainment, Series A	United States	1,958,579	39,073,651
Liberty Global, Inc., Series A	United States	264,621	3,852,882
Liberty Global, Inc., Series C	United States	391,368	5,530,030
Liberty Interactive, Series A	United States	10,852,250	31,471,525
Loews Corp.	United States	1,283,108	28,356,687
Macy’s, Inc.	United States	3,944,266	35,103,967
Maxim Integrated Products, Inc.	United States	7,042,000	93,024,820
Merck & Co., Inc.	United States	3,100,000	82,925,000
Molex, Inc.	United States	800,000	10,992,000
Molex, Inc., Class A	United States	2,527,928	31,953,010
Motorola, Inc.	United States	47,509,600	200,965,608
News Corp., Class A	United States	29,484,800	195,189,376
Novartis AG ADR	Switzerland	8,218,300	310,898,289

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Occidental Petroleum Corp.	United States	4,217,700	234,715,005
Panasonic Corp. ADR	Japan	11,134,728	122,816,050
Pfizer, Inc.	United States	11,433,979	155,730,794
Pitney Bowes, Inc.	United States	3,144,550	73,425,243
Royal Dutch Shell PLC ADR	United Kingdom	2,550,127	111,211,038
Sanofi-Aventis ADR	France	6,885,900	192,323,187
Schlumberger, Ltd.	United States	6,325,421	256,938,601
SLM Corp.	United States	8,096,000	40,075,200
Sony Corp. ADR	Japan	9,044,700	186,592,161
Sprint Nextel Corp.	United States	43,567,200	155,534,904
Sun Microsystems, Inc.	United States	4,642,895	33,985,991
Synopsys, Inc.	United States	2,989,500	61,972,335
Telefonaktiebologet LM Ericsson ADR	Sweden	2,412,300	19,515,507
The Sherwin-Williams Co.	United States	798,100	41,477,257
The Travelers Companies, Inc.	United States	1,990,219	80,882,500
Time Warner Cable, Inc.	United States	3,197,614	79,300,839
Time Warner, Inc.	United States	10,864,167	209,678,417
Tyco Electronics, Ltd.	United States	5,797,900	64,008,816
Tyco International, Ltd.	Switzerland	2,472,100	48,354,276
UnitedHealth Group, Inc.	United States	7,798,800	163,228,884
Vulcan Materials Co.	United States	291,356	12,904,157
Walgreen Co.	United States	1,730,199	44,915,966
Wal-Mart Stores, Inc.	United States	3,605,000	187,820,500
WellPoint, Inc.	United States	7,274,100	276,197,577
Wells Fargo & Co.	United States	13,359,106	190,233,669
Wyeth	United States	4,772,800	205,421,312
Xerox Corp.	United States	18,721,050	85,180,778
PREFERRED STOCKS
Preferred Blocker, Inc. (a subsidiary of GMAC, LLC)	United States	81,808	16,287,466
FIXED-INCOME SECURITIES
American International Group, Inc.	United States	29,000,000	12,408,984	8.250	8/15/18
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds	United States	1,982,529	2,071,783	9.750	11/15/14
Bank of America Corp.	United States	42,000,000	30,862,566	5.300	3/15/17
Bank of America Corp.	United States	10,000,000	4,161,416	5.625	3/8/35
Bank of America Corp.	United States	41,040,000	18,689,092	6.625	5/23/36
Bank of America Corp.	United States	17,355,000	7,332,192	8.000	12/15/26
BHP Billiton Finance, Ltd.	Australia	20,000,000	20,137,880	5.500	4/1/14
Boston Properties, Inc.	United States	2,890,000	2,140,558	5.000	6/1/15
Boston Properties, Inc.	United States	29,500,000	22,766,327	5.625	4/15/15
Boston Properties, Inc.	United States	27,070,000	22,722,775	6.250	1/15/13
Boston Scientific Corp.	United States	19,385,000	17,737,275	5.450	6/15/14
Boston Scientific Corp.	United States	1,075,000	997,062	6.250	11/15/15
Boston Scientific Corp.	United States	21,905,000	20,371,650	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	12,468,982	11,423,213	4.967	4/1/23
Burlington Northern Santa Fe Corp.	United States	17,629,321	16,659,519	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	27,296,161	26,663,336	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	21,546,435	21,190,317	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	23,750,283	24,463,454	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	1,253,469	1,366,580	8.251	1/15/21
Capital One Financial Corp.	United States	60,630,000	50,829,358	6.750	9/15/17
CIGNA Corp.	United States	5,500,000	3,865,906	6.150	11/15/36
CIGNA Corp.	United States	9,745,000	8,404,702	7.650	3/1/23
CIGNA Corp.	United States	12,970,000	10,363,523	7.875	5/15/27
CIGNA Corp.	United States	9,050,000	7,302,544	8.300	1/15/33
Citigroup, Inc.	United States	35,000,000	30,345,210	6.125	11/21/17
Comcast Corp.	United States	51,875,000	50,362,532	5.300	1/15/14
Comcast Corp.	United States	26,500,000	25,424,100	5.850	11/15/15
Comcast Corp.	United States	3,180,000	3,071,766	5.900	3/15/16

Dodge Cox Income Fund (146)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Cox Communications, Inc.	United States	75,530,000	67,934,628	5.450	12/15/14
Cox Communications, Inc.	United States	4,815,000	4,266,605	5.500	10/1/15
Cox Communications, Inc.	United States	25,145,000	22,298,335	5.875	12/1/16
Cox Communications, Inc.	United States	6,400,000	6,004,800	8.375	3/1/39
CSX Corp.	United States	5,351,000	5,557,982	9.750	6/15/20
Dept. of Veterans Affairs	United States	1,007,425	1,070,389	7.214	2/15/25
Dept. of Veterans Affairs	United States	452,766	498,489	8.793	6/15/25
Dillard’s, Inc.	United States	15,490,000	4,511,462	7.000	12/1/28
Dillard’s, Inc.	United States	10,831,000	3,790,850	7.130	8/1/18
Dillard’s, Inc.	United States	50,000	15,062	7.750	7/15/26
Dillard’s, Inc.	United States	550,000	181,500	7.750	5/15/27
Dillard’s, Inc.	United States	14,000,000	7,700,000	7.850	10/1/12
Dillard’s, Inc.	United States	8,860,000	2,923,800	7.875	1/1/23
Dow Chemical Co.	United States	33,950,000	33,564,566	4.027	9/30/09
Dow Chemical Co.	United States	18,170,000	11,714,163	7.375	11/1/29
Fannie Mae	United States	12,205,166	12,519,401	4.665	9/1/34
Fannie Mae	United States	8,508,646	8,786,210	4.747	1/1/35
Fannie Mae	United States	13,577,975	13,843,398	4.761	12/1/34
Fannie Mae	United States	9,061,900	9,243,336	4.824	8/1/35
Fannie Mae	United States	6,514,349	6,651,964	4.906	1/1/35
Fannie Mae	United States	2,617,474	2,730,461	6.000	1/1/12
Fannie Mae	United States	2,774,572	2,899,215	6.000	3/1/12
Fannie Mae	United States	2,686,342	2,807,079	6.000	3/1/12
Fannie Mae	United States	2,188,374	2,286,731	6.000	4/1/12
Fannie Mae	United States	2,357,707	2,479,472	6.000	3/1/14
Fannie Mae	United States	2,939,029	3,040,305	6.000	10/1/14
Fannie Mae	United States	4,454,220	4,684,262	6.000	11/1/14
Fannie Mae	United States	1,679,008	1,765,722	6.000	1/1/16
Fannie Mae	United States	1,997,199	2,100,346	6.000	3/1/16
Fannie Mae	United States	2,980,063	3,133,971	6.000	4/1/16
Fannie Mae	United States	2,071,872	2,182,760	6.000	7/1/16
Fannie Mae	United States	5,997,391	6,295,886	6.000	12/1/16
Fannie Mae	United States	2,241,101	2,356,844	6.000	3/1/17
Fannie Mae	United States	10,230,061	10,777,582	6.000	7/1/17
Fannie Mae	United States	4,070,344	4,272,929	6.000	8/1/17
Fannie Mae	United States	5,280,061	5,552,754	6.000	11/1/17
Fannie Mae	United States	6,664,873	6,996,590	6.000	12/1/17
Fannie Mae	United States	4,485,333	4,722,588	6.000	3/1/18
Fannie Mae	United States	4,346,696	4,576,618	6.000	3/1/18
Fannie Mae	United States	3,995,334	4,209,168	6.000	3/1/18
Fannie Mae	United States	5,077,882	5,349,654	6.000	3/1/18
Fannie Mae	United States	11,478,266	12,085,419	6.000	5/1/18
Fannie Mae	United States	4,687,477	4,938,355	6.000	5/1/18
Fannie Mae	United States	6,204,333	6,536,394	6.000	5/1/18
Fannie Mae	United States	1,446,290	1,523,696	6.000	12/1/18
Fannie Mae	United States	7,252,841	7,601,355	6.000	3/1/22
Fannie Mae	United States	22,035,998	23,050,985	6.000	8/25/32
Fannie Mae	United States	942,067	989,249	6.500	1/1/13
Fannie Mae	United States	567,039	590,534	6.500	1/1/13
Fannie Mae	United States	6,615,697	6,947,033	6.500	12/1/14
Fannie Mae	United States	7,952,788	8,351,090	6.500	12/1/14
Fannie Mae	United States	3,758,289	3,940,644	6.500	7/1/15
Fannie Mae	United States	876,012	920,434	6.500	8/1/15
Fannie Mae	United States	7,954,919	8,340,898	6.500	9/1/16
Fannie Mae	United States	5,079,510	5,341,845	6.500	9/1/16
Fannie Mae	United States	9,276,924	9,741,543	6.500	6/1/17
Fannie Mae	United States	11,508,060	12,084,422	6.500	4/1/18
Fannie Mae	United States	28,590,939	30,022,868	6.500	7/1/18

Dodge Cox Income Fund (146)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	6,659,251	6,996,930	6.500	10/1/18
Fannie Mae	United States	8,778,320	9,217,967	6.500	11/1/18
Fannie Mae	United States	6,120,798	6,411,770	6.500	1/1/22
Fannie Mae	United States	15,972,596	16,914,005	6.500	10/1/26
Fannie Mae	United States	99,031,576	105,235,556	6.500	12/1/32
Fannie Mae	United States	25,417,664	26,386,712	6.500	8/25/35
Fannie Mae	United States	38,136,635	40,074,796	6.500	8/1/37
Fannie Mae	United States	71,838,758	75,489,710	6.500	11/1/37
Fannie Mae	United States	54,921,273	57,712,454	6.500	11/1/37
Fannie Mae	United States	8,376,721	8,696,084	6.500	7/25/42
Fannie Mae	United States	8,075,050	8,382,911	6.500	1/25/44
Fannie Mae	United States	13,108	13,151	7.000	7/1/11
Fannie Mae	United States	7,282,323	7,575,586	7.000	11/1/18
Fannie Mae	United States	4,008,538	4,294,147	7.000	6/25/32
Fannie Mae	United States	22,319,988	23,770,755	7.000	8/1/37
Fannie Mae	United States	3,306,566	3,542,158	7.000	9/25/41
Fannie Mae	United States	3,913,083	4,191,890	7.000	6/25/42
Fannie Mae	United States	4,527,474	4,748,188	7.000	6/25/42
Fannie Mae	United States	3,368,142	3,532,338	7.000	7/25/42
Fannie Mae	United States	114,495,198	122,165,037	7.000	3/25/49
Fannie Mae	United States	6,604	6,757	7.500	8/1/10
Fannie Mae	United States	1,606,071	1,688,236	7.500	9/1/15
Fannie Mae	United States	2,922,470	3,071,980	7.500	12/1/15
Fannie Mae	United States	1,208,080	1,269,884	7.500	1/1/16
Fannie Mae	United States	1,951,955	2,051,814	7.500	12/1/16
Fannie Mae	United States	26,057,923	27,463,172	7.500	8/1/17
Fannie Mae	United States	1,285,833	1,358,563	7.500	6/19/30
Fannie Mae	United States	3,888,220	4,108,150	7.500	2/25/41
Fannie Mae	United States	3,437,597	3,683,602	7.500	7/25/41
Fannie Mae	United States	4,096,763	4,389,940	7.500	7/25/41
Fannie Mae	United States	4,156,262	4,453,696	7.500	12/25/41
Fannie Mae	United States	4,954,409	5,308,961	7.500	10/25/42
Fannie Mae	United States	17,044,542	18,136,467	7.500	3/25/44
Fannie Mae	United States	2,349,466	2,499,980	7.500	6/25/44
Fannie Mae Multifamily DUS	United States	325,882	332,858	4.020	8/1/13
Fannie Mae Multifamily DUS	United States	14,748,972	15,433,794	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	16,115,000	16,621,245	4.890	4/1/12
Fannie Mae Multifamily DUS	United States	4,249,086	4,432,408	4.918	2/1/13
Fannie Mae Multifamily DUS	United States	12,071,342	12,706,419	4.921	4/1/15
Fannie Mae Multifamily DUS	United States	3,638,226	3,815,443	4.977	1/1/13
Fannie Mae Multifamily DUS	United States	3,058,408	3,235,166	5.098	10/1/13
Fannie Mae Multifamily DUS	United States	10,173,882	10,890,341	5.320	4/1/14
Fannie Mae Multifamily DUS	United States	20,816,110	22,288,497	5.355	11/1/15
Fannie Mae Multifamily DUS	United States	4,678,158	4,943,912	5.629	12/1/11
Fannie Mae Multifamily DUS	United States	5,484,278	5,836,506	5.896	1/1/12
Fannie Mae Multifamily DUS	United States	22,886,409	24,162,311	5.932	4/1/12
Fannie Mae Multifamily DUS	United States	849,895	899,147	5.942	11/1/11
FedEx Corp.	United States	15,409,032	14,993,685	6.720	7/15/23
FedEx Corp.	United States	9,000,000	9,541,314	7.375	1/15/14
FedEx Corp.	United States	7,125,000	7,498,742	8.000	1/15/19
Ford Motor Credit Co.	United States	83,160,000	59,875,200	7.250	10/25/11
Ford Motor Credit Co.	United States	166,700,000	125,976,690	7.375	2/1/11
Freddie Mac	United States	62,439,964	64,332,707	5.538	7/25/33
Freddie Mac	United States	6,263,644	6,396,652	6.000	9/15/16
Freddie Mac	United States	4,379,608	4,616,947	6.500	12/15/13
Freddie Mac	United States	825,911	864,922	6.500	5/15/21
Freddie Mac	United States	398,922	414,131	6.500	9/25/43
Freddie Mac	United States	25,186,417	25,385,011	6.500	10/25/43

Dodge Cox Income Fund (146)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac	United States	10,006,002	10,760,231	7.000	8/25/23
Freddie Mac	United States	6	6	8.000	11/1/10
Freddie Mac	United States	2,039	2,076	8.750	5/1/10
Freddie Mac Gold	United States	14,007,299	14,098,346	3.797	5/1/34
Freddie Mac Gold	United States	677,577	695,465	4.798	10/1/35
Freddie Mac Gold	United States	1,899,611	1,976,010	6.000	10/1/13
Freddie Mac Gold	United States	6,815,342	7,091,657	6.000	4/1/14
Freddie Mac Gold	United States	6,239,118	6,491,481	6.000	10/1/14
Freddie Mac Gold	United States	1,519,684	1,581,303	6.000	9/1/15
Freddie Mac Gold	United States	1,916,920	1,994,149	6.000	5/1/16
Freddie Mac Gold	United States	9,358,040	9,863,179	6.000	2/1/18
Freddie Mac Gold	United States	5,326,041	5,588,570	6.000	10/1/18
Freddie Mac Gold	United States	1,875,126	1,973,141	6.500	7/1/14
Freddie Mac Gold	United States	7,577,587	7,872,757	6.500	11/1/14
Freddie Mac Gold	United States	3,160,495	3,320,758	6.500	5/1/16
Freddie Mac Gold	United States	5,756,409	6,048,307	6.500	3/1/17
Freddie Mac Gold	United States	3,569,258	3,750,249	6.500	8/1/17
Freddie Mac Gold	United States	1,773,575	1,863,510	6.500	8/1/17
Freddie Mac Gold	United States	4,385,244	4,607,612	6.500	11/1/17
Freddie Mac Gold	United States	6,108,398	6,418,144	6.500	12/1/17
Freddie Mac Gold	United States	6,164,050	6,476,619	6.500	3/1/18
Freddie Mac Gold	United States	3,213,057	3,375,985	6.500	9/1/18
Freddie Mac Gold	United States	41,098,993	43,562,891	6.500	10/1/26
Freddie Mac Gold	United States	41,993,586	44,632,128	6.500	12/1/32
Freddie Mac Gold	United States	4,609,207	4,898,812	6.500	4/1/33
Freddie Mac Gold	United States	7,653	7,700	7.000	8/1/09
Freddie Mac Gold	United States	181,126	187,721	7.000	4/1/15
Freddie Mac Gold	United States	336,616	358,656	7.470	3/17/23
Freddie Mac Gold	United States	1,172,224	1,250,862	7.750	7/25/21
Freddie Mac Gold	United States	11,205	12,050	8.500	1/1/23
General Electric Co.	United States	190,000,000	153,272,780	1.300	11/1/12
Ginnie Mae	United States	2,434,302	2,604,425	7.500	11/15/24
Ginnie Mae	United States	1,034,029	1,110,738	7.500	10/15/25
Ginnie Mae	United States	301,985	325,281	7.970	4/15/20
Ginnie Mae	United States	383,358	413,397	7.970	5/15/20
Ginnie Mae	United States	212,872	228,008	7.970	8/15/20
Ginnie Mae	United States	285,443	306,132	7.970	8/15/20
Ginnie Mae	United States	392,181	423,113	7.970	10/15/20
Ginnie Mae	United States	268,016	288,594	7.970	1/15/21
GMAC, LLC	United States	157,385,000	111,840,929	6.875	9/15/11
GMAC, LLC	United States	166,912,000	80,311,378	8.000	11/1/31
HCA, Inc.	United States	15,070,000	9,870,850	5.750	3/15/14
HCA, Inc.	United States	32,740,000	24,391,300	6.250	2/15/13
HCA, Inc.	United States	8,400,000	7,014,000	6.300	10/1/12
HCA, Inc.	United States	7,432,000	4,886,540	6.500	2/15/16
HCA, Inc.	United States	13,690,000	10,233,275	6.750	7/15/13
HCA, Inc.	United States	50,090,000	45,331,450	6.950	5/1/12
HCA, Inc.	United States	23,798,000	23,024,565	7.875	2/1/11
Health Net, Inc.	United States	18,675,000	12,932,437	6.375	6/1/17
Hewlett-Packard Co.	United States	13,450,000	14,323,618	6.125	3/1/14
HSBC Holdings PLC	United Kingdom	23,000,000	18,983,855	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	45,000,000	36,825,660	6.500	9/15/37
JPMorgan Chase & Co.	United States	5,955,000	3,393,294	5.850	8/1/35
JPMorgan Chase & Co.	United States	28,187,000	20,503,676	8.750	9/1/30
Kaupthing Bank HF	Iceland	65,060,000	6,506	7.125	5/19/16
Lafarge SA	France	33,715,000	24,611,950	6.500	7/15/16
Liberty Media Corp.	United States	7,461,000	4,053,942	8.250	2/1/30
Liberty Media Corp.	United States	9,682,000	5,406,235	8.500	7/15/29

Dodge Cox Income Fund (146)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Liberty Mutual Group, Inc.	United States	15,131,000	14,651,787	4.875	2/1/10
Macy’s, Inc	United States	12,895,000	6,939,083	6.650	7/15/24
Macy’s, Inc	United States	8,380,000	4,628,794	6.700	7/15/34
Macy’s, Inc	United States	8,080,000	4,076,085	6.900	4/1/29
Macy’s, Inc	United States	55,984,000	30,249,891	6.900	1/15/32
Macy’s, Inc	United States	11,675,000	7,765,848	7.450	10/15/16
Macy’s, Inc	United States	5,900,000	4,298,965	7.625	8/15/13
Norfolk Southern Corp.	United States	5,955,000	6,642,475	7.700	5/15/17
Norfolk Southern Corp.	United States	7,389,000	8,549,272	9.750	6/15/20
Reed Elsevier Capital PLC	United Kingdom	20,000,000	20,506,200	8.625	1/15/19
SLM Corp.	United States	50,000,000	27,006,400	8.450	6/15/18
SLM Student Loan Trust	United States	8,379,433	8,293,301	1.159	4/25/17
SLM Student Loan Trust	United States	8,238,122	8,230,280	1.169	10/25/17
Small Business Administration - 504 Program	United States	16,314,617	17,272,114	4.920	10/1/23
Small Business Administration - 504 Program	United States	30,183,287	32,632,480	5.360	11/1/25
Small Business Administration - 504 Program	United States	42,098,207	46,439,723	5.640	4/1/26
Small Business Administration - 504 Program	United States	11,117,489	12,211,089	5.710	6/1/27
Small Business Administration - 504 Program	United States	46,638,884	50,691,748	5.820	6/1/26
Small Business Administration - 504 Program	United States	2,005,879	2,130,480	6.000	9/1/18
Small Business Administration - 504 Program	United States	3,618,805	3,845,872	6.150	4/1/18
Small Business Administration - 504 Program	United States	8,295,204	8,965,799	6.340	5/1/21
Small Business Administration - 504 Program	United States	7,225,762	7,876,370	6.625	7/1/21
Small Business Administration - 504 Program	United States	1,432,159	1,535,871	6.700	12/1/16
Small Business Administration - 504 Program	United States	3,008,278	3,232,213	6.800	6/1/19
Small Business Administration - 504 Program	United States	2,643,318	2,854,865	6.900	9/1/17
Small Business Administration - 504 Program	United States	2,091,807	2,262,024	7.200	6/1/17
Small Business Administration - 504 Program	United States	3,070,085	3,362,043	7.210	9/1/20
Small Business Administration - 504 Program	United States	4,355,106	4,787,947	7.390	7/1/20
Small Business Administration - 504 Program	United States	8,233,564	8,987,836	7.470	4/1/20
Small Business Administration - 504 Program	United States	3,565,697	3,978,608	8.030	5/1/20
Sprint Nextel Corp.	United States	25,585,000	18,293,275	6.000	12/1/16
Sprint Nextel Corp.	United States	10,085,000	6,101,425	6.875	11/15/28
Time Warner Cable, Inc.	United States	8,000,000	8,494,608	8.750	2/14/19
Time Warner, Inc.	United States	61,555,000	55,000,931	7.625	4/15/31
Time Warner, Inc.	United States	30,690,000	27,597,553	7.700	5/1/32
Travelers Cos., Inc.	United States	9,750,000	9,641,655	5.000	3/15/13
Travelers Cos., Inc.	United States	9,735,000	9,884,524	6.250	6/20/16
Union Pacific Corp.	United States	36,014,966	33,266,333	5.866	7/2/30
Union Pacific Corp.	United States	11,971,951	11,822,038	6.176	1/2/31
Union Pacific Corp.	United States	26,685,286	28,097,711	6.330	1/2/20
Union Pacific Corp.	United States	3,550,000	3,696,306	6.500	4/15/12
Union Planters Mortgage Finance Corp.	United States	2,875,026	3,031,446	7.700	12/25/24
Unum Group	United States	11,633,000	7,312,667	6.750	12/15/28
Unum Group	United States	10,200,000	8,087,692	6.850	11/15/15
Unum Group	United States	8,500,000	5,331,268	7.190	2/1/28
Unum Group	United States	12,130,000	7,979,295	7.250	3/15/28
Unum Group	United States	8,426,000	8,385,016	7.625	3/1/11
WellPoint, Inc.	United States	13,070,000	12,456,120	5.000	12/15/14
WellPoint, Inc.	United States	40,000,000	36,498,240	5.250	1/15/16
Wells Fargo & Co.	United States	186,000,000	156,686,011	1.255	4/23/12
Wells Fargo & Co.	United States	46,000,000	40,133,988	6.000	11/15/17
Xerox Corp.	United States	96,380,000	91,972,350	6.875	8/15/11
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase
Agreement	United States	331,072,000	331,072,000	0.140	4/1/09
SSgA Prime Money Market Fund	United States	37,187,970	37,187,970

Dodge Cox Income Fund (146)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

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• Fact Sheet

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• Fund Holdings

• How to Invest

Objectives

•   The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

•   The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

FUND FACTS
Fund Inception Date	January 3, 1989
Total Net Assets (as of 3/31/2009)	$13.6 billion
Expense Ratio (2008)	0.43%
Portfolio Turnover Rate (2008)	24%
Ticker Symbol	DODIX
CUSIP	256210105
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home	Contact Us	Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
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Password

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS

• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application

• IRA Plan

- IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

STANDARDIZED RETURNS

as of March 31, 2009 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	-0.59%	3.26%	2.72%	5.21%	7.26%
BCAG Index	3.13%	5.77%	4.13%	5.70%	7.37%

FUND CHARACTERISTICS

as of March 31, 2009, unless otherwise noted (updated)

GENERAL INFORMATION
Net Asset Value Per Share	$11.64
Total Net Assets (billions)	$13.6
30-Day SEC Yield(a)	7.17%
Expense Ratio (2008)	0.43%
Portfolio Turnover Rate (2008)	24%
Fund Inception	1989

PORTFOLIO CHARACTERISTICS	Fund		BCAG
Number of Fixed Income Securities	483	(e)	9,023
Effective Maturity (years)	5.6		5.7
Effective Duration (years)	3.3		3.7

FIVE LARGEST CORPORATE ISSUERS (%)(c)			Fund
Wells Fargo & Co.			3.3
Ford Motor Credit Co.			3.1
GMAC, LLC and subsidiaries (e)			2.7
HCA, Inc.			2.6
Cox Communications, Inc.			2.4

CREDIT QUALITY (%)(d) (e)	Fund	BCAG
U.S. Government and Government Related	49.1	74.7
Aaa	2.3	5.8
Aa	4.4	3.8
A	13.2	8.9
Baa	18.1	6.8
Ba	2.4	0.0
B	0.2	0.0
Caa	5.7	0.0
Ca	2.5	0.0
C	0.2	0.0
Cash Equivalents	1.9	0.0
Average Quality	Aa3	Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION (%)	Fund	BCAG
U.S. Treasury & Government Related	4.8	36.2
Mortgage-Related Securities	44.4	38.7
Asset-Backed Securities/CMBS(b)	2.2	3.8
Corporate(e)	46.7	17.4
Non-Corporate Yankee	0.0	3.9
Cash Equivalents	1.9	0.0

MATURITY DIVERSIFICATION (%)	Fund	BCAG
0-1 Years to Maturity	4.4	0.0
1-5	63.2	70.3
5-10	22.2	19.2
10-15	1.8	2.8
15-20	0.9	2.0
20-25	4.9	1.9
25 and Over	2.4	3.8
Preferred Stock (no maturity)	0.2	0.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the BCAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moodys rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The BCAG’s credit quality ratings are from Barclays Capital and reference Moody’s, Standard & Poor’s and Fitch ratings. The BCAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the BCAG methodology, the Fund’s average credit quality would be A1. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

(e)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC) representing 0.2% of the Fund’s net assets.

The Barclays Capital Aggregate Bond (BCAG) Index is an unmanaged index of U.S. dollar-denominated, investment-grade fixed-income securities. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective

•   The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

•   The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage- and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs), and others rated A or better by S&P, Moody’s, or Fitch. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB or lower.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers, and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield, and capital appreciation potential.

GENERAL INFORMATION
Net Asset Value Per Share	$11.64
Total Net Assets (billions)	$13.6
30-Day SEC Yield(a)	7.17%
2008 Expense Ratio	0.43%
2008 Portfolio Turnover Rate	24%
Fund Inception	1989

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 15 years.

PORTFOLIO CHARACTERISTICS	Fund	BCAG
Number of Fixed Income Securities	483 (e)	9,023
Effective Maturity (years)	5.6	5.7
Effective Duration (years)	3.3	3.7

FIVE LARGEST CORPORATE ISSUERS (c)		Fund
Wells Fargo & Co.		3.3%
Ford Motor Credit Co.		3.1
GMAC, LLC and subsidiaries(e)		2.7
HCA, Inc.		2.6
Cox Communications, Inc.		2.4

CREDIT QUALITY ( d , e )	Fund	BCAG
U.S. Government & Government Related	49.1%	74.7%
Aaa	2.3	5.8
Aa	4.4	3.8
A	13.2	8.9
Baa	18.1	6.8
Ba	2.4	0.0
B	0.2	0.0
Caa	5.7	0.0
Ca	2.5	0.0
C	0.2	0.0
Cash Equivalents	1.9	0.0
Average Quality	Aa3	Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	BCAG
U.S. Treasury & Government Related	4.8%	36.2%
Mortgage-Related Securities	44.4	38.7
Asset-Backed Securities/CMBS(b)	2.2	3.8
Corporate(e)	46.7	17.4
Non-Corporate Yankee	0.0	3.9
Cash Equivalents	1.9	0.0

MATURITY DIVERSIFICATION	Fund	BCAG
0-1 Years to Maturity	4.4%	0.0%
1-5	63.2	70.3
5-10	22.2	19.2
10-15	1.8	2.8
15-20	0.9	2.0
20-25	4.9	1.9
25 and Over	2.4	3.8
Preferred Stock (no maturity)	0.2	0.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the BCAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s or Fitch rating is reported. If unrated, the investment manager determines a comparable rating. The BCAG’s credit quality ratings are from Barclays Capital and reference Moody’s, Standard & Poor’s and Fitch ratings. The BCAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the BCAG methodology, the Fund’s average credit quality would be A1. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

(e)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC) representing 0.2% of the Fund’s net assets.

Average Annual Total Return*

For periods ended March 31, 2009	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	-0.59%	3.26%	2.72%	5.21%
BCAG Index	3.13%	5.77%	4.13%	5.70%

The Dodge & Cox Income Fund had a total return of 0.26% for the first quarter of 2009, compared to a total return of 0.12% for the Barclays Capital Aggregate Bond Index (BCAG). At quarter end, the Fund had net assets of $13.6 billion with a cash position of 1.9%.

FIRST QUARTER MARKET COMMENTARY

U.S. macroeconomic conditions worsened in the first quarter of 2009: two million jobs were lost, the unemployment rate reached a 26-year high of 8.5%, and consumer spending experienced a significant drop-off. These factors combined with falling housing prices (down 19% year-over-year), steep equity market declines (down 11% for the quarter), and ongoing distress in credit markets to further erode consumer and business confidence.

At the same time, the U.S. government and Federal Reserve implemented a number of new and targeted programs intended to stabilize the financial system, improve the flow of credit, and boost the ailing U.S. economy. In addition to the passage of a record-breaking fiscal stimulus package, the government unveiled the Financial Stability Plan. This plan—the centerpiece for addressing the credit crisis—provides direct support to U.S. banks, expands the Term Asset-Backed Securities Loan Facility (TALF), and allows for direct purchases of Government-Sponsored Enterprise (GSE)-guaranteed1 Mortgage-Backed Securities (MBS). It also lays the foundation for the Public-Private Investment Program (PPIP) to address the “toxic” assets on banks’ balance sheets.

Despite the deteriorating economic backdrop, investor sentiment toward Corporates and GSE-guaranteed MBS generally improved, given attractive valuations and the stepped-up U.S. government efforts. U.S. Treasuries surrendered the title of best-performing sector for just the second time in eight quarters. The Barclays Capital Treasury Index returned negative 1.3%, compared to 2.2% for the U.S. MBS Index and 7.6% for the Asset-Backed Securities Index, which staged a meaningful rally following the PPIP and TALF announcements.

Returns among sub-sectors of the investment grade Corporate market were bifurcated; non-Financials sector issuers solidly outperformed U.S. Treasuries (e.g., 1.3% for the BCAG Industrials sector, 3.7% for the Utilities sector). In contrast, the BCAG Financials sector posted a negative 7.8% return in light of reignited credit issues and uncertainty over potential government actions in the wake of capital adequacy “stress tests” on systemically important U.S. banks.

FIRST QUARTER PERFORMANCE REVIEW

The Fund outperformed the BCAG by 0.14 percentage points during the first quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•	The Fund’s GSE-guaranteed MBS holdings posted strong returns, particularly higher-coupon seasoned pass-throughs.

•	The Fund’s substantial nominal yield advantage enhanced returns.

•	Several of the Fund’s corporate holdings performed well, including HCA, Ford Motor Credit, Xerox, and Boston Properties.

•	The Fund’s underweight to U.S. Treasuries (both on a market value and duration[2] basis) benefited relative returns as Treasuries underperformed other sectors during the quarter.

KEY DETRACTORS FROM RELATIVE RESULTS

•

The Fund’s overweight in the Financials sector significantly detracted from relative performance. SLM Corp., American International Group (AIG), Bank of America, Citigroup, and GMAC were particularly weak.

INVESTMENT STRATEGY

The Fund is significantly overweight corporate bonds and modestly overweight GSE-guaranteed MBS compared to the BCAG, constructed through a process of bottom-up security selection. We continue to minimize exposure to the Treasury sector through a very low weighting (under 2%) and a focus on shorter maturities, given our view that they offer unattractive relative return potential over our three-to-five year time horizon.

We increased the Fund’s Corporate weighting by three percentage points during the quarter to 46.7%. With both U.S. and global economies struggling, corporate bond investing is a challenging task. Valuations have declined across the investment grade corporate bond universe: (the Corporate Index yield premium to U.S. Treasuries is near its all-time high at 543 basis points (bps3), versus 97 bps in mid-2007). However, we believe that market pricing—implying expectations for corporate defaults that are a multiple of previous highs—is overly pessimistic and that compelling long-term investment opportunities have been created by the dislocation. As we have considered new corporate bond additions to the Fund, we have focused on attractively priced securities of companies that we believe have strong franchises and the ability to withstand a business downturn. During the quarter, we established new positions in four issuers.

We reduced the Fund’s weighting in GSE-guaranteed MBS by two percentage points to 44.4% during the quarter. GSE-guaranteed MBS have delivered solid returns (9.5% annualized since mid-2007), particularly in the most recent quarter. However, prepayment risk on MBS has increased in light of recent government initiatives to aid homeowners, while yields are lower due to the significant MBS purchases by the government. These factors have led us to further reduce the Fund’s MBS exposure in favor of corporate securities.

The Fund retains a significant nominal yield advantage, the result of both its overweighting in the higher-yielding Corporate and MBS sectors and individual security selection within them. The Fund’s duration is approximately half a year shorter than the BCAG, reflecting our concern over potentially higher Treasury rates and the effect such a rise would have on bond prices over our extended investment horizon.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s First Quarter Report, which will be available in May. April 2009

[1]	The U.S. Government does not guarantee the Fund’s shares, yield or net asset value. The guarantee does not eliminate market risk.
[2]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.
[3]	One basis point is equal to 1/100th of 1%.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses. The Barclays Capital Aggregate Bond Index (BCAG) is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Barclays Capital® is a trademark of Barclays PLC.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

03/09 IF FS

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2009

The following portfolio data for the Dodge & Cox Income Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FIXED-INCOME SECURITIES
American International Group, Inc.	United States	78,800,000	33,718,205	8.250	8/15/18
AT&T, Inc.	United States	160,005,000	173,795,031	8.000	11/15/31
Bank of America Corp.	United States	105,000,000	77,156,415	5.300	3/15/17
Bank of America Corp.	United States	21,450,000	8,926,237	5.625	3/8/35
Bank of America Corp.	United States	64,470,000	29,358,815	6.625	5/23/36
Bank of America Corp.	United States	14,615,000	6,174,589	8.000	12/15/26
BHP Billiton Finance, Ltd.	Australia	73,575,000	74,082,226	5.500	4/1/14
Boston Properties, Inc.	United States	27,250,000	21,635,274	2.875	2/15/37
Boston Properties, Inc.	United States	17,444,000	12,920,377	5.000	6/1/15
Boston Properties, Inc.	United States	35,160,000	27,134,375	5.625	4/15/15
Boston Properties, Inc.	United States	74,643,000	62,655,931	6.250	1/15/13
Boston Scientific Corp.	United States	51,258,000	46,901,070	5.450	6/15/14
Boston Scientific Corp.	United States	15,000,000	13,912,500	6.250	11/15/15
Boston Scientific Corp.	United States	66,687,000	62,018,910	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	7,883,000	7,632,809	4.300	7/1/13
Burlington Northern Santa Fe Corp.	United States	7,835,000	7,385,961	4.875	1/15/15
Burlington Northern Santa Fe Corp.	United States	9,499,294	8,976,731	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	40,719,225	39,775,205	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	26,121,631	25,689,894	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	51,723,386	53,276,530	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	19,791,972	20,701,728	7.570	1/2/21
Burlington Northern Santa Fe Corp.	United States	6,639,468	7,238,603	8.251	1/15/21
Capital One Financial Corp.	United States	130,225,000	109,174,553	6.750	9/15/17
CIGNA Corp.	United States	38,000,000	26,709,896	6.150	11/15/36
CIGNA Corp.	United States	28,755,000	27,895,513	6.375	10/15/11
CIGNA Corp.	United States	13,665,000	13,502,100	7.000	1/15/11
CIGNA Corp.	United States	3,597,000	3,102,279	7.650	3/1/23
CIGNA Corp.	United States	27,840,000	22,245,218	7.875	5/15/27
CIGNA Corp.	United States	7,445,000	6,007,452	8.300	1/15/33
Citigroup, Inc.	United States	161,000,000	100,845,335	2.938	5/15/18
Citigroup, Inc.	United States	77,115,000	66,859,168	6.125	11/21/17
Comcast Corp.	United States	75,090,000	72,900,676	5.300	1/15/14
Comcast Corp.	United States	24,985,000	23,970,609	5.850	11/15/15
Comcast Corp.	United States	58,260,000	55,393,317	5.875	2/15/18
Comcast Corp.	United States	41,765,000	40,343,486	5.900	3/15/16
Comcast Corp.	United States	31,370,000	30,523,732	6.300	11/15/17
Comcast Corp.	United States	12,600,000	10,993,853	6.400	5/15/38
Comcast Corp.	United States	3,120,000	2,725,788	6.450	3/15/37
Comcast Corp.	United States	42,020,000	41,596,228	6.500	1/15/17
Comcast Corp.	United States	16,599,000	15,457,188	6.950	8/15/37
Covidien, Ltd.	United States	32,700,000	33,165,190	6.000	10/15/17
Cox Communications, Inc.	United States	114,974,000	103,412,100	5.450	12/15/14
Cox Communications, Inc.	United States	78,390,000	69,515,468	5.875	12/1/16
Cox Communications, Inc.	United States	57,000,000	53,480,250	8.375	3/1/39
Cox Communications, Inc.	United States	88,095,000	94,380,314	9.375	1/15/19
CSX Corp.	United States	22,073,281	21,121,002	6.251	1/15/23
CSX Corp.	United States	10,272,000	10,669,331	9.750	6/15/20
Dept. of Veterans Affairs	United States	25,209,878	26,785,496	7.500	6/15/27
Dept. of Veterans Affairs	United States	945,055	1,006,780	8.189	3/15/28
Dept. of Veterans Affairs	United States	323,773	362,490	9.293	5/15/25
Dillard’s, Inc.	United States	28,825,000	8,395,281	7.000	12/1/28
Dillard’s, Inc.	United States	24,015,000	8,405,250	7.130	8/1/18
Dillard’s, Inc.	United States	21,666,000	6,526,883	7.750	7/15/26

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Dillard’s, Inc.	United States	12,903,000	4,257,990	7.750	5/15/27
Dillard’s, Inc.	United States	1,900,000	1,045,000	7.850	10/1/12
Dillard’s, Inc.	United States	550,000	537,625	9.500	9/1/09
Dow Chemical Co.	United States	54,087,000	53,472,950	4.027	9/30/09
Dow Chemical Co.	United States	9,875,000	8,500,669	6.000	10/1/12
Dow Chemical Co.	United States	48,884,000	31,515,417	7.375	11/1/29
Fannie Mae	United States	17,125,247	17,336,286	3.929	10/1/33
Fannie Mae	United States	24,970,445	25,226,392	4.141	12/1/36
Fannie Mae	United States	12,970,397	13,112,985	4.198	9/1/34
Fannie Mae	United States	13,836,600	14,008,801	4.213	1/1/35
Fannie Mae	United States	16,123,171	16,481,387	4.481	7/1/34
Fannie Mae	United States	10,421,983	10,533,240	4.482	1/1/35
Fannie Mae	United States	8,063,133	8,267,319	4.500	6/1/35
Fannie Mae	United States	10,758,176	11,025,875	4.500	7/1/35
Fannie Mae	United States	18,905,786	19,060,352	4.525	8/1/34
Fannie Mae	United States	16,356,918	16,716,927	4.596	10/1/34
Fannie Mae	United States	16,854,656	17,288,515	4.643	8/1/35
Fannie Mae	United States	27,107,499	27,835,254	4.647	1/1/36
Fannie Mae	United States	3,567,371	3,556,930	4.677	8/1/34
Fannie Mae	United States	13,432,056	13,763,839	4.726	7/1/35
Fannie Mae	United States	12,600,672	12,915,872	4.739	7/1/35
Fannie Mae	United States	23,679,028	24,321,233	4.762	10/1/35
Fannie Mae	United States	21,762,146	22,117,151	4.777	1/1/36
Fannie Mae	United States	42,346,356	43,432,946	4.787	8/1/35
Fannie Mae	United States	17,174,244	17,609,060	4.825	11/1/36
Fannie Mae	United States	15,904,959	16,281,296	4.860	12/1/35
Fannie Mae	United States	12,040,917	12,336,404	4.910	10/1/35
Fannie Mae	United States	21,298,464	21,862,766	4.986	4/1/35
Fannie Mae	United States	16,568,337	17,034,213	4.997	9/1/35
Fannie Mae	United States	15,129,022	15,585,542	5.076	7/1/35
Fannie Mae	United States	25,968,833	26,780,878	5.215	1/1/37
Fannie Mae	United States	14,571,109	14,809,577	5.273	11/1/35
Fannie Mae	United States	12,512,387	13,152,605	5.500	9/1/14
Fannie Mae	United States	5,552,259	5,836,350	5.500	9/1/14
Fannie Mae	United States	4,324,543	4,545,815	5.500	8/1/15
Fannie Mae	United States	2,506,854	2,635,121	5.500	8/1/15
Fannie Mae	United States	6,803,448	7,147,306	5.500	4/1/16
Fannie Mae	United States	5,888,448	6,186,060	5.500	1/1/17
Fannie Mae	United States	6,437,278	6,762,629	5.500	7/1/17
Fannie Mae	United States	382,968	402,084	5.500	9/1/17
Fannie Mae	United States	5,194,005	5,453,272	5.500	10/1/17
Fannie Mae	United States	2,067,937	2,171,162	5.500	11/1/17
Fannie Mae	United States	25,768,321	27,054,590	5.500	12/1/17
Fannie Mae	United States	7,885,447	8,279,062	5.500	1/1/18
Fannie Mae	United States	2,176,060	2,286,042	5.500	1/1/18
Fannie Mae	United States	12,277,248	12,897,761	5.500	2/1/18
Fannie Mae	United States	7,764,902	8,152,500	5.500	3/1/18
Fannie Mae	United States	13,671,340	14,362,312	5.500	4/1/18
Fannie Mae	United States	4,353,073	4,570,364	5.500	12/1/18
Fannie Mae	United States	66,709,913	70,081,543	5.500	12/1/18
Fannie Mae	United States	10,238,120	10,723,577	5.500	12/1/19
Fannie Mae	United States	95,958,751	100,447,821	5.500	1/1/21
Fannie Mae	United States	28,091,375	29,335,296	5.500	1/1/22
Fannie Mae	United States	1,168,980	1,229,353	6.000	4/1/13
Fannie Mae	United States	1,655,751	1,741,263	6.000	3/1/14
Fannie Mae	United States	1,457,482	1,532,755	6.000	6/1/14
Fannie Mae	United States	6,632,913	6,963,038	6.000	12/1/15
Fannie Mae	United States	12,475,623	13,096,545	6.000	3/1/16

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	3,076,930	3,241,610	6.000	7/1/16
Fannie Mae	United States	13,277,735	13,683,351	6.000	11/1/16
Fannie Mae	United States	9,158,953	9,649,147	6.000	1/1/17
Fannie Mae	United States	7,265,228	7,654,069	6.000	1/1/17
Fannie Mae	United States	1,858,015	1,956,296	6.000	4/1/17
Fannie Mae	United States	2,609,557	2,747,592	6.000	5/1/17
Fannie Mae	United States	16,993,890	17,903,417	6.000	7/1/17
Fannie Mae	United States	9,686,936	10,205,389	6.000	11/1/17
Fannie Mae	United States	29,686,654	31,219,846	6.000	11/1/17
Fannie Mae	United States	2,786,987	2,936,148	6.000	1/1/18
Fannie Mae	United States	11,754,255	12,376,006	6.000	2/1/18
Fannie Mae	United States	7,082,917	7,457,574	6.000	3/1/18
Fannie Mae	United States	11,226,144	11,826,977	6.000	3/1/18
Fannie Mae	United States	8,729,997	9,180,865	6.000	4/1/18
Fannie Mae	United States	4,191,528	4,413,242	6.000	8/1/18
Fannie Mae	United States	5,881,083	6,184,817	6.000	12/1/18
Fannie Mae	United States	17,177,278	18,096,620	6.000	1/1/19
Fannie Mae	United States	17,886,335	18,843,626	6.000	1/1/19
Fannie Mae	United States	39,716,100	41,841,739	6.000	2/1/19
Fannie Mae	United States	18,080,520	19,048,204	6.000	2/1/19
Fannie Mae	United States	5,314,515	5,598,952	6.000	2/1/19
Fannie Mae	United States	14,811,193	15,603,901	6.000	7/1/19
Fannie Mae	United States	11,342,713	11,949,784	6.000	8/1/19
Fannie Mae	United States	16,416,003	17,263,822	6.000	8/1/19
Fannie Mae	United States	10,650,040	11,220,039	6.000	8/1/19
Fannie Mae	United States	8,610,411	9,055,103	6.000	10/1/19
Fannie Mae	United States	37,385,209	39,386,097	6.000	12/1/19
Fannie Mae	United States	13,884,675	14,593,083	6.000	1/1/20
Fannie Mae	United States	44,924,432	47,328,825	6.000	12/1/20
Fannie Mae	United States	26,439,535	27,710,010	6.000	9/1/21
Fannie Mae	United States	14,479,445	15,175,213	6.000	9/1/21
Fannie Mae	United States	71,070,878	74,564,455	6.000	12/1/21
Fannie Mae	United States	116,630,572	122,234,913	6.000	3/1/22
Fannie Mae	United States	22,234,569	23,302,986	6.000	3/1/22
Fannie Mae	United States	57,488,573	60,251,019	6.000	4/1/22
Fannie Mae	United States	90,040,279	94,366,902	6.000	8/1/22
Fannie Mae	United States	149,736	156,931	6.000	10/1/22
Fannie Mae	United States	204,549,862	214,378,909	6.000	3/1/23
Fannie Mae	United States	1,703,394	1,710,991	6.000	6/25/23
Fannie Mae	United States	55,373,834	58,027,873	6.000	2/1/28
Fannie Mae	United States	19,413,670	20,467,203	6.000	11/1/28
Fannie Mae	United States	12,138,664	12,797,400	6.000	12/1/28
Fannie Mae	United States	19,729,527	20,407,274	6.000	12/25/31
Fannie Mae	United States	74,613,308	78,382,592	6.000	3/1/33
Fannie Mae	United States	32,420,870	34,038,431	6.000	4/1/34
Fannie Mae	United States	38,334,863	40,319,366	6.000	6/1/35
Fannie Mae	United States	123,015,151	129,537,116	6.000	3/1/36
Fannie Mae	United States	24,579,249	25,378,834	6.135	8/25/47
Fannie Mae	United States	89,999,850	93,278,526	6.150	8/25/47
Fannie Mae	United States	708,318	742,143	6.500	11/1/12
Fannie Mae	United States	10,076,896	10,581,580	6.500	3/1/17
Fannie Mae	United States	5,401,165	5,671,674	6.500	6/1/17
Fannie Mae	United States	10,278,732	10,779,071	6.500	7/1/17
Fannie Mae	United States	16,153,743	16,962,776	6.500	7/1/17
Fannie Mae	United States	13,865,878	14,560,328	6.500	1/1/18
Fannie Mae	United States	34,180,137	35,891,992	6.500	4/1/18
Fannie Mae	United States	24,010,471	25,212,995	6.500	6/1/18
Fannie Mae	United States	8,779,736	9,219,455	6.500	11/1/18

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	22,555,226	24,016,385	6.500	4/1/19
Fannie Mae	United States	4,647,702	4,891,345	6.500	5/1/22
Fannie Mae	United States	18,298,502	19,433,420	6.500	10/1/24
Fannie Mae	United States	2,274,832	2,408,420	6.500	9/25/28
Fannie Mae	United States	12,936,393	13,778,974	6.500	10/25/28
Fannie Mae	United States	133,523,624	141,888,409	6.500	12/1/32
Fannie Mae	United States	6,008,748	6,385,175	6.500	1/1/34
Fannie Mae	United States	7,906,965	8,339,300	6.500	4/1/36
Fannie Mae	United States	46,084,079	48,150,595	6.500	3/25/37
Fannie Mae	United States	66,790,819	70,185,227	6.500	9/1/37
Fannie Mae	United States	95,420,468	100,269,878	6.500	10/1/37
Fannie Mae	United States	108,123,054	114,028,895	6.500	11/1/37
Fannie Mae	United States	93,326,181	98,069,155	6.500	11/1/37
Fannie Mae	United States	47,101,890	49,495,677	6.500	1/1/38
Fannie Mae	United States	157,087,741	165,071,172	6.500	5/1/38
Fannie Mae	United States	8,510,917	8,984,337	6.500	6/25/42
Fannie Mae	United States	13,719,133	14,482,260	6.500	12/25/42
Fannie Mae	United States	8,703,559	9,138,415	6.500	12/25/42
Fannie Mae	United States	2,033,570	2,111,100	6.500	12/25/45
Fannie Mae	United States	200,370	206,152	7.000	12/1/10
Fannie Mae	United States	180,452	185,056	7.000	12/1/11
Fannie Mae	United States	2,818,500	3,037,268	7.000	4/1/32
Fannie Mae	United States	4,596,898	4,924,427	7.000	6/25/32
Fannie Mae	United States	102,370,327	109,024,251	7.000	11/1/37
Fannie Mae	United States	188,249,099	200,485,020	7.000	12/1/37
Fannie Mae	United States	6,413,474	6,870,434	7.000	12/25/41
Fannie Mae	United States	6,985,166	7,482,859	7.000	6/25/42
Fannie Mae	United States	3,640,818	3,818,307	7.000	6/25/42
Fannie Mae	United States	21,772,734	22,834,155	7.000	7/25/42
Fannie Mae	United States	6,710,381	7,037,512	7.000	10/25/42
Fannie Mae	United States	15,505,337	16,261,222	7.000	10/25/44
Fannie Mae	United States	1,939,740	2,077,946	7.000	3/25/45
Fannie Mae	United States	13,472,891	14,129,695	7.000	12/25/45
Fannie Mae	United States	120,537	121,047	7.500	11/1/14
Fannie Mae	United States	11,375,114	11,988,551	7.500	8/1/17
Fannie Mae	United States	3,969,477	4,253,544	7.500	7/25/41
Fannie Mae	United States	6,184,105	6,626,659	7.500	12/25/42
Fannie Mae	United States	26,989,896	28,718,949	7.500	3/25/44
Fannie Mae	United States	17,055,555	18,148,185	7.500	6/25/44
Fannie Mae	United States	216,303	228,537	7.500	12/25/45
Fannie Mae	United States	48,380	50,675	8.000	1/1/12
Fannie Mae	United States	15,833,416	16,976,399	8.000	12/25/45
Fannie Mae Multifamily DUS	United States	13,590,000	14,185,842	4.750	3/1/15
Fannie Mae Multifamily DUS	United States	14,432,923	15,103,069	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	14,578,779	15,275,686	4.858	2/1/13
Fannie Mae Multifamily DUS	United States	42,891,445	45,279,603	5.235	10/1/12
Fannie Mae Multifamily DUS	United States	36,445,674	38,515,978	5.425	6/1/17
Fannie Mae Multifamily DUS	United States	47,688,872	51,946,023	5.548	11/1/16
Fannie Mae Multifamily DUS	United States	2,505,193	2,654,386	5.678	12/1/12
Fannie Mae Multifamily DUS	United States	18,778,472	20,144,223	5.834	9/1/12
Fannie Mae Multifamily DUS	United States	21,801,314	23,016,722	5.932	4/1/12
Fannie Mae Multifamily DUS	United States	1,855,789	1,980,580	6.046	5/1/12
Fannie Mae Multifamily DUS	United States	12,375,672	13,276,532	6.094	3/1/12
Fannie Mae Multifamily DUS	United States	8,729,701	9,348,578	6.114	2/1/12
Fannie Mae Multifamily DUS	United States	23,555,566	24,961,182	6.130	10/1/11
Fannie Mae Multifamily DUS	United States	21,971,722	23,135,957	6.224	5/1/11
Fannie Mae Multifamily DUS	United States	16,530,609	17,522,887	6.253	9/1/11
Fannie Mae Multifamily DUS	United States	1,159,482	1,157,488	6.379	7/1/09

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FedEx Corp.	United States	22,399,130	21,795,366	6.720	7/15/23
FedEx Corp.	United States	22,680,000	24,044,111	7.375	1/15/14
FedEx Corp.	United States	2,669,229	2,803,012	7.650	7/15/24
FedEx Corp.	United States	18,485,000	19,454,631	8.000	1/15/19
Ford Motor Credit Co.	United States	2,070,000	1,384,130	7.000	10/1/13
Ford Motor Credit Co.	United States	234,430,000	168,789,600	7.250	10/25/11
Ford Motor Credit Co.	United States	305,048,000	230,527,519	7.375	2/1/11
Ford Motor Credit Co.	United States	38,625,000	26,844,375	7.800	6/1/12
Freddie Mac	United States	3,076,014	3,100,743	6.000	9/15/30
Freddie Mac	United States	28,354,510	30,024,891	6.500	6/15/32
Freddie Mac	United States	6,131,855	6,427,031	7.085	7/25/33
Freddie Mac Gold	United States	12,778,346	13,047,938	4.142	1/1/35
Freddie Mac Gold	United States	7,881,924	7,999,945	4.329	8/1/34
Freddie Mac Gold	United States	7,311,272	7,417,660	4.363	3/1/35
Freddie Mac Gold	United States	27,088,904	27,642,330	4.398	9/1/35
Freddie Mac Gold	United States	95,191,233	96,156,630	4.402	1/1/35
Freddie Mac Gold	United States	5,958,857	6,040,478	4.503	4/1/35
Freddie Mac Gold	United States	26,073,354	26,550,135	4.627	4/1/36
Freddie Mac Gold	United States	11,993,599	12,201,908	4.660	8/1/35
Freddie Mac Gold	United States	45,478,565	45,874,843	4.723	2/1/34
Freddie Mac Gold	United States	15,324,285	15,724,419	4.742	8/1/35
Freddie Mac Gold	United States	9,026,377	9,277,155	4.829	2/1/35
Freddie Mac Gold	United States	18,608,540	19,074,312	4.847	1/1/36
Freddie Mac Gold	United States	18,160,997	18,620,561	4.854	10/1/35
Freddie Mac Gold	United States	57,084,656	58,152,337	5.135	1/1/36
Freddie Mac Gold	United States	46,254,372	47,580,563	5.149	9/1/33
Freddie Mac Gold	United States	23,368,929	24,102,336	5.160	5/1/37
Freddie Mac Gold	United States	22,419,242	23,161,991	5.292	1/1/37
Freddie Mac Gold	United States	60,319,780	62,301,284	5.331	7/1/37
Freddie Mac Gold	United States	39,641,143	40,921,380	5.428	3/1/37
Freddie Mac Gold	United States	9,174,859	9,517,911	5.500	11/1/13
Freddie Mac Gold	United States	5,612,643	5,894,561	5.500	7/1/14
Freddie Mac Gold	United States	4,565,107	4,795,835	5.500	10/1/16
Freddie Mac Gold	United States	3,537,369	3,716,153	5.500	10/1/16
Freddie Mac Gold	United States	19,181,188	20,138,649	5.500	11/1/18
Freddie Mac Gold	United States	70,982,367	74,215,023	5.500	10/1/20
Freddie Mac Gold	United States	57,504,857	59,970,060	5.500	11/1/23
Freddie Mac Gold	United States	53,997,240	55,842,088	5.530	4/1/37
Freddie Mac Gold	United States	22,554,979	23,138,746	5.852	8/1/36
Freddie Mac Gold	United States	16,726,700	16,947,523	5.957	1/1/36
Freddie Mac Gold	United States	571,185	594,816	6.000	4/1/13
Freddie Mac Gold	United States	371,639	386,957	6.000	5/1/13
Freddie Mac Gold	United States	582,655	611,376	6.000	12/1/13
Freddie Mac Gold	United States	3,983,921	4,143,249	6.000	12/1/13
Freddie Mac Gold	United States	2,298,418	2,391,603	6.000	4/1/14
Freddie Mac Gold	United States	1,821,937	1,913,451	6.000	2/1/15
Freddie Mac Gold	United States	7,053,502	7,373,608	6.000	8/1/16
Freddie Mac Gold	United States	6,387,906	6,732,720	6.000	9/1/16
Freddie Mac Gold	United States	15,318,035	16,144,890	6.000	5/1/17
Freddie Mac Gold	United States	3,564,549	3,754,732	6.000	6/1/17
Freddie Mac Gold	United States	14,008,001	14,755,386	6.000	8/1/17
Freddie Mac Gold	United States	14,223,216	14,990,973	6.000	12/1/17
Freddie Mac Gold	United States	8,744,796	9,211,367	6.000	1/1/18
Freddie Mac Gold	United States	3,690,080	3,889,267	6.000	2/1/18
Freddie Mac Gold	United States	8,699,472	9,152,750	6.000	2/1/19
Freddie Mac Gold	United States	39,482,666	41,397,987	6.000	8/1/21
Freddie Mac Gold	United States	51,702,752	54,210,875	6.000	2/1/22
Freddie Mac Gold	United States	71,679,738	75,156,953	6.000	3/1/23

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	United States	69,970,393	73,360,750	6.000	11/1/23
Freddie Mac Gold	United States	13,311,002	14,013,235	6.000	7/1/25
Freddie Mac Gold	United States	33,016,383	34,756,514	6.000	2/1/33
Freddie Mac Gold	United States	158,794	163,086	6.500	2/1/11
Freddie Mac Gold	United States	424,275	435,743	6.500	4/1/12
Freddie Mac Gold	United States	500,332	525,703	6.500	6/1/12
Freddie Mac Gold	United States	3,176,637	3,342,682	6.500	7/1/14
Freddie Mac Gold	United States	630,967	663,948	6.500	11/1/14
Freddie Mac Gold	United States	6,923,463	7,274,540	6.500	5/1/16
Freddie Mac Gold	United States	1,838,895	1,925,218	6.500	2/1/17
Freddie Mac Gold	United States	2,072,907	2,170,886	6.500	3/1/17
Freddie Mac Gold	United States	6,126,490	6,437,154	6.500	5/1/17
Freddie Mac Gold	United States	8,096,491	8,507,051	6.500	6/1/17
Freddie Mac Gold	United States	3,311,816	3,479,752	6.500	8/1/17
Freddie Mac Gold	United States	1,994,342	2,095,472	6.500	12/1/17
Freddie Mac Gold	United States	11,593,872	12,181,778	6.500	12/1/17
Freddie Mac Gold	United States	4,059,404	4,267,786	6.500	9/1/18
Freddie Mac Gold	United States	1,845,150	1,965,194	6.500	7/1/21
Freddie Mac Gold	United States	1,465,863	1,558,840	6.500	4/1/22
Freddie Mac Gold	United States	30,179,176	31,988,428	6.500	10/1/26
Freddie Mac Gold	United States	26,278,171	27,929,282	6.500	12/1/32
Freddie Mac Gold	United States	50,952,427	53,436,358	6.500	9/1/37
Freddie Mac Gold	United States	305,691,456	322,636,554	6.500	3/1/38
Freddie Mac Gold	United States	338,274	347,035	7.000	12/1/11
Freddie Mac Gold	United States	193,551	198,564	7.000	3/1/12
Freddie Mac Gold	United States	16,801,011	18,150,580	7.000	4/1/31
Freddie Mac Gold	United States	2,018,360	2,158,160	7.900	2/17/21
General Electric Co.	United States	31,739,000	31,742,555	5.000	2/1/13
Ginnie Mae	United States	180	181	7.000	4/15/09
Ginnie Mae	United States	1,624,325	1,736,961	7.000	5/15/28
Ginnie Mae	United States	1,058,191	1,074,374	7.250	7/16/28
Ginnie Mae	United States	335,181	354,484	7.500	9/15/17
Ginnie Mae	United States	3,042,878	3,255,532	7.500	11/15/24
Ginnie Mae	United States	1,876,496	2,018,626	7.500	5/15/25
Ginnie Mae	United States	128,471	137,474	7.800	6/15/20
Ginnie Mae	United States	146,191	156,505	7.800	7/15/20
Ginnie Mae	United States	90,139	96,555	7.800	7/15/20
Ginnie Mae	United States	302,256	322,882	7.800	8/15/20
Ginnie Mae	United States	156,483	168,205	7.800	9/15/20
Ginnie Mae	United States	54,889	58,805	7.800	10/15/20
Ginnie Mae	United States	139,426	148,783	7.800	11/15/20
Ginnie Mae	United States	277,857	296,990	7.800	1/15/21
Ginnie Mae	United States	113,201	121,347	7.800	1/15/21
GMAC, LLC	United States	365,615,000	259,813,331	6.875	9/15/11
GMAC, LLC	United States	35,495,000	23,426,700	6.875	8/28/12
GMAC, LLC	United States	124,120,000	59,721,579	8.000	11/1/31
GSMPS Mortgage Loan Trust	United States	10,416,894	10,056,600	8.500	6/25/34
HCA, Inc.	United States	28,700,000	18,798,500	5.750	3/15/14
HCA, Inc.	United States	39,655,000	29,542,975	6.250	2/15/13
HCA, Inc.	United States	32,100,000	26,803,500	6.300	10/1/12
HCA, Inc.	United States	19,690,000	12,946,175	6.500	2/15/16
HCA, Inc.	United States	29,463,000	22,023,593	6.750	7/15/13
HCA, Inc.	United States	147,133,000	133,155,365	6.950	5/1/12
HCA, Inc.	United States	54,800,000	53,019,000	7.875	2/1/11
HCA, Inc.	United States	54,920,000	54,645,400	8.750	9/1/10
Health Net, Inc.	United States	46,160,000	31,965,800	6.375	6/1/17
Hewlett-Packard Co.	United States	195,625,000	208,331,431	6.125	3/1/14
HSBC Holdings PLC	United Kingdom	41,875,000	34,562,997	6.500	5/2/36

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2009

				Coupon	Maturity
Asset Name	Country	Shares/Par Value	Market Value	Rate	Date
HSBC Holdings PLC	United Kingdom	78,475,000	64,219,859	6.500	9/15/37
JPMorgan Chase & Co.	United States	22,090,000	12,587,382	5.850	8/1/35
JPMorgan Chase & Co.	United States	14,625,000	8,383,840	5.875	3/15/35
JPMorgan Chase & Co.	United States	26,480,000	19,261,976	8.750	9/1/30
Kaupthing Bank HF	Iceland	118,913,000	11,891	7.125	5/19/16
Lafarge SA	France	69,585,000	50,797,050	6.500	7/15/16
Liberty Media Corp.	United States	29,445,000	15,998,970	8.250	2/1/30
Liberty Media Corp.	United States	12,043,000	6,724,570	8.500	7/15/29
Liberty Mutual Group, Inc.	United States	15,225,000	14,742,810	4.875	2/1/10
Liberty Mutual Group, Inc.	United States	18,122,000	16,109,586	7.250	9/1/12
Macy’s, Inc.	United States	1,100,000	616,999	6.375	3/15/37
Macy’s, Inc.	United States	6,375,000	3,430,528	6.650	7/15/24
Macy’s, Inc.	United States	20,550,000	10,518,772	6.700	9/15/28
Macy’s, Inc.	United States	62,880,000	34,732,523	6.700	7/15/34
Macy’s, Inc.	United States	31,140,000	15,709,071	6.900	4/1/29
Macy’s, Inc.	United States	33,720,000	18,219,961	6.900	1/15/32
Macy’s, Inc.	United States	29,850,000	15,973,660	7.000	2/15/28
Macy’s, Inc.	United States	7,155,000	5,213,406	7.625	8/15/13
Macy’s, Inc.	United States	70,935,000	52,354,073	7.875	7/15/15
Macy’s, Inc.	United States	11,372,000	9,192,249	8.000	7/15/12
Nordstrom, Inc.	United States	3,600,000	2,852,148	6.250	1/15/18
Nordstrom, Inc.	United States	12,620,000	8,467,946	6.950	3/15/28
Norfolk Southern Corp.	United States	29,475,000	32,877,741	7.700	5/15/17
Norfolk Southern Corp.	United States	14,188,000	16,415,899	9.750	6/15/20
Pfizer, Inc.	United States	93,630,000	96,172,335	4.450	3/15/12
Reed Elsevier Capital PLC	United Kingdom	69,040,000	70,787,402	8.625	1/15/19
Roche Holdings AG	Switzerland	112,425,000	114,442,804	4.500	3/1/12
Roche Holdings AG	Switzerland	65,675,000	67,596,716	6.000	3/1/19
SLM Corp.	United States	124,500,000	67,245,936	8.450	6/15/18
SLM Student Loan Trust	United States	5,136,174	5,132,465	1.149	10/25/16
SLM Student Loan Trust	United States	16,247,468	16,025,836	1.159	10/25/16
SLM Student Loan Trust	United States	183,175,000	173,759,640	1.159	7/25/17
SLM Student Loan Trust	United States	10,000,000	9,512,774	1.169	10/25/17
SLM Student Loan Trust	United States	30,712,124	30,083,575	1.239	4/25/17
SLM Student Loan Trust	United States	56,000,000	52,354,534	1.239	7/25/19
SLM Student Loan Trust	United States	3,591,459	3,478,749	1.389	7/27/15
SLM Student Loan Trust	United States	10,046,907	9,964,948	1.659	1/25/14
Small Business Administration - 504 Program	United States	8,340,942	8,749,713	4.625	2/1/25
Small Business Administration - 504 Program	United States	15,435,098	16,329,640	4.750	7/1/25
Small Business Administration - 504 Program	United States	16,907,298	17,838,462	4.760	9/1/25
Small Business Administration - 504 Program	United States	16,858,689	17,844,666	4.840	5/1/25
Small Business Administration - 504 Program	United States	6,241,408	6,615,792	4.870	12/1/24
Small Business Administration - 504 Program	United States	5,371,074	5,688,970	5.100	12/1/22
Small Business Administration - 504 Program	United States	12,492,489	13,375,014	5.120	12/1/26
Small Business Administration - 504 Program	United States	17,545,456	18,694,446	5.210	1/1/26
Small Business Administration - 504 Program	United States	37,821,656	40,761,333	5.230	3/1/27
Small Business Administration - 504 Program	United States	24,960,023	26,956,169	5.320	1/1/27
Small Business Administration - 504 Program	United States	40,088,646	43,269,732	5.320	4/1/27
Small Business Administration - 504 Program	United States	5,164,496	5,586,565	5.350	2/1/26
Small Business Administration - 504 Program	United States	16,064,380	17,375,196	5.370	10/1/26
Small Business Administration - 504 Program	United States	26,162,979	28,563,840	5.570	3/1/26
Small Business Administration - 504 Program	United States	19,832,844	21,261,888	5.780	12/1/21
Small Business Administration - 504 Program	United States	1,191,670	1,251,872	5.800	12/1/18
Small Business Administration - 504 Program	United States	27,712,340	30,543,311	5.820	7/1/27
Small Business Administration - 504 Program	United States	45,916,075	50,623,276	6.070	7/1/26
Small Business Administration - 504 Program	United States	1,678,164	1,786,613	6.150	8/1/18
Small Business Administration - 504 Program	United States	1,027,746	1,061,997	6.300	12/1/13
Small Business Administration - 504 Program	United States	1,330,567	1,414,711	6.300	3/1/19

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Small Business Administration - 504 Program	United States	4,909,605	5,252,358	6.350	3/1/18
Small Business Administration - 504 Program	United States	1,450,430	1,494,027	6.500	3/1/13
Small Business Administration - 504 Program	United States	1,257,421	1,299,779	6.500	1/1/14
Small Business Administration - 504 Program	United States	2,064,428	2,113,913	6.550	5/1/13
Small Business Administration - 504 Program	United States	1,276,459	1,365,238	6.550	10/1/17
Small Business Administration - 504 Program	United States	8,512,915	9,279,417	6.625	7/1/21
Small Business Administration - 504 Program	United States	738,967	759,018	6.650	6/1/13
Small Business Administration - 504 Program	United States	541,198	552,737	6.750	4/1/13
Small Business Administration - 504 Program	United States	586,195	596,282	7.000	10/1/12
Small Business Administration - 504 Program	United States	369,410	380,138	7.000	2/1/13
Small Business Administration - 504 Program	United States	3,087,633	3,332,028	7.000	7/1/19
Small Business Administration - 504 Program	United States	384,233	395,516	7.050	9/1/12
Small Business Administration - 504 Program	United States	881,801	953,594	7.300	5/1/17
Small Business Administration - 504 Program	United States	853,316	927,758	7.300	9/1/19
Small Business Administration - 504 Program	United States	352,699	362,482	7.400	8/1/12
Small Business Administration - 504 Program	United States	312,022	319,438	7.450	12/1/12
Small Business Administration - 504 Program	United States	642,649	655,824	7.550	11/1/12
Small Business Administration - 504 Program	United States	516,474	526,396	7.600	7/1/12
Small Business Administration - 504 Program	United States	714,438	749,954	7.600	6/1/14
Small Business Administration - 504 Program	United States	344,236	358,686	7.700	4/1/14
Small Business Administration - 504 Program	United States	1,242,125	1,299,964	7.750	5/1/14
Small Business Administration - 504 Program	United States	442,128	470,281	7.850	9/1/14
Small Business Administration - 504 Program	United States	444,061	471,088	7.950	8/1/14
Small Business Administration - 504 Program	United States	559,398	587,824	8.000	7/1/14
Small Business Administration - 504 Program	United States	163,791	168,494	8.100	2/1/12
Small Business Administration - 504 Program	United States	330,469	356,279	8.100	3/1/15
Small Business Administration - 504 Program	United States	318,742	328,947	8.200	3/1/12
Small Business Administration - 504 Program	United States	217,412	221,172	8.200	4/1/12
Small Business Administration - 504 Program	United States	106,897	109,035	8.250	11/1/11
Small Business Administration - 504 Program	United States	405,653	434,181	8.400	12/1/14
Small Business Administration - 504 Program	United States	160,055	170,858	8.500	1/1/15
Small Business Administration - 504 Program	United States	506,121	541,018	8.650	11/1/14
Sprint Nextel Corp.	United States	91,530,000	65,443,950	6.000	12/1/16
Sprint Nextel Corp.	United States	24,290,000	14,695,450	6.875	11/15/28
Sprint Nextel Corp.	United States	16,110,000	11,357,550	6.900	5/1/19
Time Warner Cable, Inc.	United States	55,395,000	56,925,121	8.250	4/1/19
Time Warner Cable, Inc.	United States	34,460,000	36,590,524	8.750	2/14/19
Time Warner, Inc.	United States	197,133,000	176,143,264	7.625	4/15/31
Time Warner, Inc.	United States	155,313,000	139,663,041	7.700	5/1/32
Travelers Cos., Inc.	United States	17,118,000	16,927,780	5.000	3/15/13
Travelers Cos., Inc.	United States	14,152,000	13,932,137	5.500	12/1/15
Travelers Cos., Inc.	United States	36,040,000	35,225,028	5.750	12/15/17
Travelers Cos., Inc.	United States	44,360,000	45,041,345	6.250	6/20/16
Travelers Cos., Inc.	United States	21,575,000	21,814,504	8.125	4/15/10
U.S. Treasury Notes	United States	240,000,000	242,362,560	3.625	7/15/09
Union Pacific Corp.	United States	5,845,024	5,268,333	4.698	1/2/24
Union Pacific Corp.	United States	10,764,000	10,271,310	4.875	1/15/15
Union Pacific Corp.	United States	10,617,815	10,243,377	5.082	1/2/29
Union Pacific Corp.	United States	22,886,000	23,013,384	5.375	5/1/14
Union Pacific Corp.	United States	59,703,067	55,146,577	5.866	7/2/30
Union Pacific Corp.	United States	16,040,251	15,820,209	6.061	1/17/23
Union Pacific Corp.	United States	47,300,000	46,039,833	6.125	2/15/20
Union Pacific Corp.	United States	41,075,347	40,560,999	6.176	1/2/31
Union Pacific Corp.	United States	12,337,000	12,845,445	6.500	4/15/12
Union Pacific Corp.	United States	8,477,208	9,058,793	6.700	2/23/19
Union Pacific Corp.	United States	6,851,499	7,334,676	6.850	1/2/19
Union Pacific Corp.	United States	1,524,212	1,604,866	7.600	1/2/20
Union Pacific Corp.	United States	11,875,000	13,095,976	7.875	1/15/19

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Unum Group	United States	8,005,000	5,032,055	6.750	12/15/28
Unum Group	United States	21,150,000	16,770,068	6.850	11/15/15
Unum Group	United States	11,640,000	7,300,701	7.190	2/1/28
Unum Group	United States	25,730,000	16,925,577	7.250	3/15/28
Unum Group	United States	11,496,000	11,440,083	7.625	3/1/11
WellPoint, Inc.	United States	15,685,000	14,948,297	5.000	12/15/14
WellPoint, Inc.	United States	121,540,000	110,899,902	5.250	1/15/16
WellPoint, Inc.	United States	7,662,000	7,857,611	6.375	1/15/12
WellPoint, Inc.	United States	34,760,000	34,778,736	7.000	2/15/19
Wells Fargo & Co.	United States	154,790,000	130,394,773	1.255	4/23/12
Wells Fargo & Co.	United States	166,000,000	140,496,354	2.940	5/1/13
Wells Fargo & Co.	United States	39,145,000	35,716,368	5.625	12/11/17
Wells Fargo & Co.	United States	84,060,000	74,466,737	5.750	2/1/18
Wells Fargo & Co.	United States	80,000,000	69,798,240	6.000	11/15/17
Wyeth	United States	47,445,000	47,475,223	5.450	4/1/17
Wyeth	United States	15,000,000	15,357,955	5.500	2/15/16
Wyeth	United States	110,715,000	116,296,807	5.500	2/1/14
Xerox Corp.	United States	52,185,000	38,877,825	6.350	5/15/18
Xerox Corp.	United States	38,716,000	29,519,479	6.400	3/15/16
Xerox Corp.	United States	46,321,000	35,377,617	6.750	2/1/17
Xerox Corp.	United States	52,650,000	50,242,210	6.875	8/15/11
Xerox Corp.	United States	77,900,000	79,556,820	7.125	6/15/10
Xerox Corp.	United States	25,591,000	19,705,070	7.200	4/1/16
PREFERRED STOCKS
Preferred Blocker, Inc. (a subsidiary of GMAC, LLC)	United States	116,113	23,117,378
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	56,952,000	56,952,000	0.140	4/1/09
SSgA Prime Money Market Fund	United States	40,910,778	40,910,778

Important Legal Information

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Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

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Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

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The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

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Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

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